SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of February 2013.

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Document(s) Submitted

1.	This is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho) as filed with the Kanto Financial Bureau in Japan on February 13, 2013, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the three and nine months ended December 31, 2011 and 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: February 13, 2013	By	/s/ Haruyuki Urata Haruyuki Urata Director
Deputy President and Chief Financial Officer ORIX Corporation

CONSOLIDATED FINANCIAL INFORMATION

Notes to Translation

1.	The following is an English translation of ORIX Corporation’s quarterly financial report (shihanki houkokusho) as filed with the Kanto Financial Bureau in Japan on February 13, 2013, which includes unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for the three and nine months ended December 31, 2011 and 2012.

2.	Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are stated in the notes of “Overview of Accounting Principles Utilized.”

In preparing its consolidated financial information, ORIX Corporation (“the Company”) and its subsidiaries have complied with U.S. GAAP, except as modified to account for stock splits in accordance with the usual practice in Japan.

This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.

This document contains non-GAAP financial measures, including adjusted long-term and interest-bearing debt, adjusted total assets and adjusted ORIX Corporation shareholders’ equity, as well as other measures and ratios calculated on the basis thereof. These non-GAAP financial measures should not be considered in isolation or as a substitute for the most directly comparable financial measures included in our consolidated financial statements presented in accordance with U.S. GAAP. Reconciliations of these non-GAAP financial measures to the most directly comparable U.S. GAAP measures are included in these documents.

The Company believes that it will be considered a “passive foreign investment company” for U.S. Federal income tax purposes in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

1.	Information on the Company and its Subsidiaries

(1) Consolidated Financial Highlights

	Millions of yen (except for per share amounts and ratios)
	Nine months ended December 31, 2011	Nine months ended December 31, 2012	Fiscal year ended March 31, 2012
Total revenues	¥702,014	¥783,427	¥969,683
Income before income taxes and discontinued operations	102,303	134,555	127,248
Net income attributable to ORIX Corporation shareholders	66,640	90,140	83,509
Comprehensive Income attributable to ORIX Corporation shareholders	44,427	108,415	83,653
ORIX Corporation shareholders’ equity	1,342,689	1,479,499	1,380,736
Total assets	8,173,257	8,241,801	8,332,830
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	619.87	838.30	776.76
Diluted (yen)	518.12	703.51	650.34
ORIX Corporation shareholders’ equity ratio (%)	16.4	18.0	16.6
Cash flows from operating activities	211,490	278,191	332,994
Cash flows from investing activities	60,039	43,560	41,757
Cash flows from financing activities	(334,458)	(435,476)	(318,477)
Cash and cash equivalents at end of period	662,894	676,333	786,892

	Three months ended December 31, 2011	Three months ended December 31, 2012
Total revenues	¥228,844	¥273,306
Net income attributable to ORIX Corporation shareholders	21,946	30,300
Earnings per share for net income attributable to ORIX Corporation shareholders
Basic (yen)	204.13	281.77

Notes:	1.	Pursuant to FASB Accounting Standards Codification (“ASC”) 205-20 (“Presentation of Financial Statements—Discontinued Operations”), certain amounts in the fiscal year ended March 31, 2012 related to the operations of subsidiaries, business units, and certain properties, which have been sold or are to be disposed of by sale without significant continuing involvement as of December 31, 2012 have been reclassified retrospectively.
	2.	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.
	3.	Consumption tax is excluded from the stated amount of total revenues.

(2) Overview of Activities

For the nine months ended December 31, 2012, no significant changes were made in the Company and its subsidiaries’ operations.

For the three months ended June 30, 2012, the Company purchased all shares (4,004,824 shares, 51% of the outstanding shares) of ORIX Credit Corporation held by Sumitomo Mitsui Banking Corporation, resulting in the reclassification of ORIX Credit Corporation from an equity-method affiliate to a wholly-owned subsidiary of the Company.

2.	Risk Factors

Investing in our securities involves risks. You should carefully consider the risks described under “Risk Factors” in our Form 20-F for the fiscal year ended March 31, 2012 as well as all the other information herein and in that annual report, including, but not limited to, our consolidated financial statements and related notes and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” Our business activities, financial condition and results of operations and the trading prices of our securities could be adversely affected by any of those factors or other factors.

3.	Material Contracts

Not applicable.

4.	Analysis of Financial Results and Condition

The following discussion provides management’s explanation of factors and events that have significantly affected our financial condition and results of operations. Also included is management’s assessment of factors and trends which are anticipated to have a material effect on our financial condition and results of operations in the future. However, please be advised that financial conditions and results of operations in the future may also be affected by factors other than those discussed here. These factors and trends regarding the future were assessed as of the issue date of the quarterly financial report (shihanki houkokusho).

(1) Qualitative Information Regarding Consolidated Financial Results

Economic Environment

The global economy continues to be in a state of weak recovery, although it carries downside risks that include lingering European sovereign debt issues and decelerating growth in emerging economies. With elections and changes in the top leadership of major nations settled, economic policies of the new administrations are attracting more attention.

The United States’ economy is making a slow recovery, underpinned by an improving residential property market and a positive recovery trend in consumer spending. Also, the “fiscal cliff,” which had clouded the country’s economic outlook, has temporarily been avoided.

Although the slowdown in Europe is weakening the pace of growth in some parts of Asia including China and India, constraining them from leading the global economy, some countries in Southeast Asia such as Indonesia continue to maintain high growth compared to advanced economies.

The Japanese economy is showing signs of bottoming out with the Bank of Japan’s additional monetary easing policies and expansion of public investments, although it continues to be weak due to the economic slowdown of overseas economies. Under the new regime which took over at the end of the calendar year 2012, aggressive fiscal and monetary policies are anticipated, and particular attention is focused on future economic growth strategies.

Financial Highlights

Financial Results for the Nine Months Ended December 31, 2012

Total revenues	¥783,427 million (Up 12% year on year)
Total expenses	¥663,036 million (Up 10% year on year)
Income before income taxes and discontinued operations	¥134,555 million (Up 32% year on year)
Net income attributable to ORIX Corporation Shareholders	¥90,140 million (Up 35% year on year)
Earnings per share for net income attributable to ORIX Corporation Shareholders
(Basic)	¥838.30 (Up 35% year on year)
(Diluted)	¥703.51 (Up 36% year on year)
ROE (Annualized) *1	8.4% (6.7% during the same period of the previous fiscal year)
ROA (Annualized) *2	1.45% (1.06% during the same period of the previous fiscal year)

*1	ROE is the ratio of net income attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*2	ROA is the ratio of net income attributable to ORIX Corporation Shareholders for the period to average Total Assets.

Total revenues for the nine-month period ended December 31, 2012 (hereinafter “the third consolidated period”) increased 12% to ¥783,427 million compared to ¥702,014 million during the same period of the previous fiscal year. Compared to the same period of the previous fiscal year, brokerage commissions and net gains on investment securities increased due to the sale of shares of Aozora Bank, life insurance premiums and related investment income increased due to an increase in number of policies in force, and other operating revenues increased mainly due to increases in revenues from the real estate operating business and fee revenues in the United States.

Total expenses increased 10% to ¥663,036 million compared to ¥601,394 million during the same period of the previous fiscal year. Other operating expenses increased mainly due to the expansion of the real estate operating business, and selling, general and administrative expenses increased due to consolidation of ORIX Credit Corporation as well as other corporate acquisitions. In addition, write-downs of securities increased compared to the same period of the previous fiscal year, primarily due to increased write-downs in Real Estate segment. Meanwhile, compared to the same period of the previous fiscal year, interest expense decreased due to a decrease in the balance of liabilities, provision for doubtful receivables and probable loan losses decreased due to a decrease in the amount of non-performing loans, and write-downs of long-lived assets decreased primarily due to reduced write-down from the Real Estate segment.

Equity in net income of affiliates increased compared to the same period of the previous fiscal year due to the absence of a valuation loss for the investment in Monex Group Inc. that was recognized during the same period of the previous fiscal year.

As a result of the foregoing, income before income taxes and discontinued operations for the third consolidated period increased 32% to ¥134,555 million compared to ¥102,303 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation shareholders increased 35% to ¥90,140 million compared to ¥66,640 million during the same period of the previous fiscal year.

Segment Information

Total revenues and profits by segment for the nine months ended December 31, 2011 and 2012 are as follows:

	Millions of yen
	Nine months ended December 31, 2011		Nine months ended December 31, 2012		Change (revenues)		Change (profits)
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Amount	Percent (%)	Amount	Percent (%)
Corporate Financial Services	¥53,523	¥14,749	¥53,668	¥18,207	¥145	0	¥3,458	23
Maintenance Leasing	175,455	27,117	176,593	26,634	1,138	1	(483)	(2)
Real Estate	148,511	(2,877)	163,293	4,153	14,782	10	7,030	—
Investment and Operation	56,679	17,810	86,069	32,710	29,390	52	14,900	84
Retail	116,969	13,580	136,935	33,558	19,966	17	19,978	147
Overseas Business	133,286	39,308	145,096	34,326	11,810	9	(4,982)	(13)

Total	684,423	109,687	761,654	149,588	77,231	11	39,901	36

Difference between Segment Total and Consolidated Amounts	17,591	(7,384)	21,773	(15,033)	4,182	24	(7,649)	—

Total Consolidated Amounts	¥702,014	¥102,303	¥783,427	¥134,555	¥81,413	12	¥32,252	32

Total assets by segment as of March 31, 2012 and December 31, 2012 are as follows:

	Millions of yen
	March 31, 2012		December 31, 2012		Change
	Segment Assets	Composition ratio (%)	Segment Assets	Composition ratio (%)	Amount	Percent (%)
Corporate Financial Services	¥898,776	10.8	¥885,067	10.7	¥(13,709)	(2)
Maintenance Leasing	537,782	6.5	595,785	7.2	58,003	11
Real Estate	1,369,220	16.4	1,211,166	14.7	(158,054)	(12)
Investment and Operation	471,145	5.7	402,385	4.9	(68,760)	(15)
Retail	1,738,454	20.9	1,934,870	23.5	196,416	11
Overseas Business	986,762	11.7	1,144,020	13.9	157,258	16

Total	6,002,139	72.0	6,173,293	74.9	171,154	3

Difference between Segment Total and Consolidated Amounts	2,330,691	28.0	2,068,508	25.1	(262,183)	(11)

Total Consolidated Amounts	¥8,332,830	100.0	¥8,241,801	100.0	¥(91,029)	(1)

Segment profits increased 36% to ¥149,588 million compared to ¥109,687 million in the same period of the previous fiscal year.

From April 1, 2012, Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) is retrospectively applied to prior periods’ financial statements. Due to this change, the reclassified figures are shown for nine months ended December 31, 2011, three months ended December 31, 2011 and as of March 31, 2012.

Segment information for the third consolidated period is as follows:

Corporate Financial Services Segment

This segment is involved in lending, leasing and the commission business for the sale of financial products.

Segment assets decreased 2% compared to March 31, 2012 to ¥885,067 million as a result of the increase in investment in direct financing leases not fully offsetting the decrease in the balance of installment loans.

Installment loan revenues decreased in line with a decrease in the average balance of installment loans despite a steady trend in new business volume. Meanwhile, direct financing lease revenues remained robust, backed by solid new transaction volume and increased average balance. As a result, segment revenues remained relatively flat compared to the same period of the previous fiscal year at ¥53,668 million.

Segment expenses decreased compared to the same period of the previous fiscal year, resulting from a decrease in provision for doubtful receivables and probable loan losses.

As a result of the foregoing, segment profits increased 23% to ¥18,207 million compared to ¥14,749 million during the same period of the previous fiscal year.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing and the rental operations are comprised of leasing and rental of precision measuring and IT-related equipment.

Production of Japanese companies improved and continues to be in moderate recovery. Although the outlook of the business environment is not optimistic, segment revenues remained stable due to ORIX’s ability to provide customers with high value-added services that meet corporate customers’ cost reduction needs.

Segment revenues remained robust at ¥176,593 million, a similar level to the same period of the previous fiscal year due to solid revenues from operating leases. Meanwhile, segment expenses increased slightly as a result of an increase in costs of operating leases in line with increased investment in operating leases, despite a decrease in selling, general and administrative expenses compared to the same period of the previous fiscal year.

As a result of the foregoing, segment profits decreased 2% to ¥26,634 million compared to ¥27,117 million during the same period of the previous fiscal year.

Segment assets increased 11% compared to March 31, 2012 to ¥595,785 million due to increases in both investment in operating leases and direct financing leases.

Real Estate Segment

This segment consists of real estate development, rental and financing; facility operation; REIT asset management; and real estate investment advisory services.

The office building market in Japan is showing signs of recovery. The vacancy ratio passed its peak and rent levels appear to be bottoming out, while acquisition of properties by J-REITs and overseas investors is increasing. Under this environment, the real estate investment business is pursuing a policy of turning over assets while carefully monitoring the market and making appropriate asset sales. The number of condominiums delivered increased to 910 units from 732 units during the same period of the previous fiscal year.

Segment revenues increased 10% to ¥163,293 million compared to ¥148,511 million during the same period of the previous fiscal year due to an increase in revenue from the operating business, an increase in real estate sales revenues resulting from an increase in the delivery of condominium units, and an increase in gains on sales of real estate under operating leases.

Segment expenses increased compared to the same period of the previous fiscal year due to increases in operating business expenses, costs of real estate sales and write-downs of securities, which was partially offset by a decrease in write-downs of long-lived assets.

As a result of the foregoing, segment profits recorded a profit of ¥4,153 million, up from a loss of ¥2,877 million during the same period of the previous fiscal year.

Segment assets decreased 12% compared to March 31, 2012 to ¥1,211,166 million due to sales of real estate under operating leases, as well as decreases in installment loans and investment in securities.

Investment and Operation Segment

This segment consists of loan servicing, environment and energy-related business, and principal investment.

In terms of the environment business in Japan, following the introduction of a renewable energy feed-in tariff program, an increasing number of companies have been entering into the power generation business through various ventures such as the mega solar projects. Also, ORIX anticipates expanded business opportunities in the loan servicing business when the SME Financing Facilitation Act (commonly known as the loan repayment moratorium law for SMEs) expires on March 31, 2013, which could lead to more non-performing loans owned by financial institutions becoming available for sale.

Segment revenues increased 52% to ¥86,069 million compared to ¥56,679 million during the same period of the previous fiscal year due to the recognition of gains on sales of Aozora Bank shares, an increase in revenues from large collections in the servicing business, and recognition of revenues from Kawachiya Corporation and KINREI CORPORATION that were acquired during the three-month periods ended March 31, 2012 and June 30, 2012, respectively.

Similarly, segment expenses increased compared to the same period of the previous fiscal year due to increases in costs relating to the aforementioned consolidated subsidiaries.

In addition, equity in net income of affiliates increased compared to the same period of the previous fiscal year.

As a result of the foregoing, segment profits increased 84% to ¥32,710 million compared to ¥17,810 million during the same period of the previous fiscal year.

Segment assets decreased 15% compared to March 31, 2012 to ¥402,385 million due to decreases in investment in securities and installment loans.

Retail Segment

This segment consists of the life insurance operations, the banking business and the card loan business.

Life insurance premiums grew steadily in the life insurance business due to an increase in the number of policies in force, despite a decrease in insurance-related investment income compared to the same period of the previous fiscal year.

A steady increase of installment loans centered on individual home loans was seen in the banking business, and both revenues and profits remained strong.

Revenue and profit contributions from the card loan business began in the three-month period ended September 30, 2012 due to consolidation of ORIX Credit Corporation.

As a result, segment revenues increased 17% to ¥136,935 million compared to ¥116,969 million during the same period of the previous fiscal year.

Segment expenses increased due to an increase in selling, general and administrative expenses as a result of consolidation of ORIX Credit Corporation, as well as an increase in insurance related expenses.

Segment profits increased 147% to ¥33,558 million compared to ¥13,580 million during the same period of the previous fiscal year due to gains associated with the consolidation of ORIX Credit Corporation which was formerly an equity-method affiliate, and the absence of a write-down that was recognized for investment in equity-method affiliate Monex Group Inc. during the same period of the previous fiscal year.

Segment assets increased 11% compared to March 31, 2012 to ¥1,934,870 million mainly due to an increase in installment loans as a result of consolidation of ORIX Credit Corporation.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, and ship- and aircraft-related operations in the United States, Asia, Oceania and Europe.

The United States’ economy is slowly improving as consumer spending and the residential property market make a gradual recovery. Meanwhile, although there is a hint of an economic slowdown in China and India, some countries in Southeast Asia such as Indonesia continue to maintain relatively high growth.

Segment revenues increased 9% to ¥145,096 million compared to ¥133,286 million in the same period of the previous fiscal year as a result of strong growth in direct financing leases in Asia, automobile and aircraft operating leases, as well as an increase in gains from sales of loans and fee revenues in the United States compared to the same period of the previous fiscal year, despite a decrease in gains on sales of investment securities in the United States.

Segment expenses increased compared to the same period of the previous fiscal year due to an increase in selling, general and administrative expenses, despite decreases in write-downs of securities and provision for doubtful receivables and probable loan losses.

In addition, equity in net income (loss) of affiliates decreased compared to the same period of the previous fiscal year.

As a result of the foregoing, segment profits decreased 13% to ¥34,326 million compared to ¥39,308 million during the same period of the previous fiscal year.

Segment assets increased 16% compared to March 31, 2012 to ¥1,144,020 million due to increases in investment in operating leases including aircraft and investment in direct financing leases in Asia, in addition to the effect of yen depreciation.

(2) Financial Condition

	As of March 31, 2012		As of December 31, 2012		Change
					Amount		Percent (%)
Total assets (millions of yen)	8,332,830		8,241,801		(91,029)		(1)
(Segment assets)	6,002,139		6,173,293		171,154		3
Total liabilities (millions of yen)	6,874,726		6,680,115		(194,611)		(3)
(Short- and long-term debt)	4,725,453		4,477,274		(248,179)		(5)
(Deposits)	1,103,514		1,135,323		31,809		3
ORIX Corporation shareholders’ equity (millions of yen)	1,380,736		1,479,499		98,763		7
ORIX Corporation shareholders’ equity per share (yen)	12,841.46		13,757.65		916.19		7
ORIX Corporation shareholders’ equity ratio	16.6%		18.0%		1.4%		—
Adjusted ORIX Corporation shareholders’ equity ratio*	18.8%		19.9%		1.1%		—
D/E ratio (Debt-to-equity ratio) (Short-and long-term debt (excluding deposits) / ORIX Corporation shareholders’ equity)	3.4	x	3.0	x	(0.4	)x	—
Adjusted D/E ratio*	2.8	x	2.5	x	(0.3	)x	—

*	Adjusted ORIX Corporation shareholders’ equity ratio and adjusted D/E ratio are non-GAAP financial measures presented on an adjusted basis which excludes certain assets or liabilities attributable to consolidated VIEs and reverses the cumulative effect on our retained earnings of applying the accounting standards for the consolidation of VIE’s under ASU 2009-16 and ASU 2009-17, effective April 1, 2010. For a discussion of this and other non-GAAP financial measures, including a quantitative reconciliation to the most directly comparable GAAP financial measures, see “5. Non-GAAP Financial Measures.”

Total assets decreased 1% to ¥8,241,801 million from ¥8,332,830 million on March 31, 2012. Investment in direct financing leases increased due to robust new transactions in the Asian region, and investment in operating leases increased primarily due to strong auto leasing and aircraft leasing overseas. On the other hand, cash and cash equivalents decreased, while investment in securities also decreased primarily due to sales and redemption of available-for-sale securities. Segment assets increased 3% compared to March 31, 2012 to ¥6,173,293 million. For more information about assets attributed to segment assets, see Note 19 “Segment Information.”

The balance of interest bearing liabilities is controlled at an appropriate level depending on the situation of assets, cash flow and liquidity on-hand in addition to the domestic and overseas financial environment. As a result, long-term and short-term debt decreased compared to March 31, 2012.

ORIX Corporation shareholders’ equity increased 7% compared to March 31, 2012 to ¥1,479,499 million primarily due to an increase in retained earnings.

(3) Liquidity and Capital Resources

We require capital resources for working capital and investment and lending in our businesses. We accordingly prioritize funding stability and maintaining adequate liquidity, formulate funding policies that are able to respond to significant volatility in financial markets, and conduct funding activities while controlling our liquidity risks. In preparing our management plan, we project funding activities to maintain a balanced capital structure in light of projected cash flows, asset liquidity and our own liquidity situation. In actual implementation, we adjust our funding plan timely based on changes in the external funding environment and our funding needs in light of our business activities, and endeavor to maintain flexible funding activities.

We have endeavored to diversify our funding sources, promote longer liability maturities, stagger interest and principal repayment dates, and otherwise maintain an adequate level of liquidity and reinforce our funding stability.

Our funding was comprised of borrowings from financial institutions, direct fund procurement from capital markets, and deposits. ORIX Group’s total funding including those from short- and long-term debt and deposits on a consolidated basis was ¥5,612,597 million as of December 31, 2012.

Borrowings were procured from a diverse range of financial institutions including major banks, regional banks, foreign banks, life and casualty insurance companies. The number of financial institutions from which we procured borrowings exceeded 200 as of December 31, 2012. Procurement from the capital markets was composed of bonds including unsecured convertible bonds, medium term notes, commercial paper, and payables under securitized lease, loan receivables and investment in securities (including asset backed securities). Three domestic and overseas subsidiaries accept deposits for funding purposes, with the majority of deposits attributable to ORIX Bank Corporation.

In an effort to promote longer liability maturities and further diversified funding resources, during the nine months ended December 31, 2012, we secured longer borrowing maturities from a range of domestic financial institutions, issued domestic straight bonds to institutional and retail investors, issued asset backed securities, distributed Australian dollar-denominated medium-term notes, and issued Korean won-denominated bonds and Thai baht-denominated bonds. We intend to continue to strengthen our financial condition, while maintaining an appropriate funding mix.

Short-term and long-term debt and deposits

(a) Short-term debt

	Millions of yen
	March 31, 2012	December 31, 2012
Borrowings from financial institutions	¥275,580	¥160,755
Notes	1,955	567
Commercial paper	180,438	169,373

Total	¥457,973	¥330,695

Short-term debt as of December 31, 2012 was ¥330,695 million, which accounted for 7% of the total amount of short and long-term debt (excluding deposits) as compared to 10% as of March 31, 2012.

While the amount of short-term debt as of December 31, 2012 was ¥330,695 million, the sum of cash and cash equivalents and the unused amount of the committed credit facilities as of December 31, 2012 was ¥1,091,205 million.

(b) Long-term debt

	Millions of yen
	March 31, 2012	December 31, 2012
Borrowings from financial institutions	¥2,001,727	¥2,054,016
Bonds	1,330,137	1,318,158
Medium-term notes	60,911	59,788
Payable under securitized lease and loan receivables and investment in securities	874,705	714,617

Total	¥4,267,480	¥4,146,579

The balance of long-term debt as of December 31, 2012 was ¥4,146,579 million, which accounted for 93% of the total amount of short and long-term debt (excluding deposits) as compared to 90% as of March 31, 2012. On an adjusted basis, our ratio of long-term debt to total debt (excluding deposits) was 91% as of December 31, 2012 as compared to 88% as of March 31, 2012. This ratio is a non-GAAP financial measure presented on an adjusted basis that excludes payables under securitized leases, loan receivables and investment in securities. For a discussion of this and other non-GAAP financial measures including reconciliations to the most directly comparable financial measures presented in accordance with GAAP, see “5. Non-GAAP Financial Measures.”

(c) Deposits

	Millions of yen
	March 31, 2012	December 31, 2012
Deposits	¥1,103,514	¥1,135,323

Apart from the short-term and long-term debt noted above, ORIX Bank Corporation, ORIX Savings Bank, and ORIX Asia Limited accept deposits. These deposit taking subsidiaries are regulated institutions, and loans from these subsidiaries to ORIX Group are subject to maximum regulatory limits.

(4) Summary of Cash Flows

Cash and cash equivalents decreased by ¥110,559 million to ¥676,333 million compared to March 31, 2012.

Cash flows from operating activities provided ¥278,191 million in the nine months ended December 31, 2012, up from ¥211,490 million during the same period of the previous fiscal year, resulting from an increase in net income and a decrease in restricted cash, in addition to adjustments made for the non-cash revenue and expense items such as depreciation and amortization and provision for doubtful receivables and probable loan losses and equity in net (income) loss of affiliates (excluding interest on loans) compared to the same period of the previous fiscal year.

Cash flows from investing activities provided ¥43,560 million in the nine months ended December 31, 2012, down from ¥60,039 million during the same period of the previous fiscal year. This change was due to increases in acquisitions of subsidiaries, net of cash acquired and purchases of lease equipment.

Cash flows from financing activities used ¥435,476 million in the nine months ended December 31, 2012, while having used ¥334,458 million during the same period of the previous fiscal year. This change was due to an increase in net decrease in debt with maturities of three months or less for the nine months ended December 31, 2012.

(5) Challenges to be addressed

There were no significant changes for the nine months ended December 31, 2012.

(6) Research and Development Activity

There were no significant changes for the nine months ended December 31, 2012.

(7) Major facilities

There were no significant changes in major facilities for the nine months ended December 31, 2012.

5.	Non-GAAP Financial Measures

The sections “(2) Financial Condition” and “(3) Liquidity and Capital Resources” contain certain financial measures presented on a basis not in accordance with U.S. GAAP (commonly referred to as non-GAAP financial measures), including long-term debt, ORIX Corporation shareholders’ equity and total assets, as well as other measures or ratios calculated based on those measures, presented on an adjusted basis. The adjustment excludes payables under securitized leases, loan receivables and investment in securities and reverses the cumulative effect on retained earnings of applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010.

Our management believes these non-GAAP financial measures provide investors with additional meaningful comparisons between our financial condition as of December 31, 2012, as compared to prior periods. Effective April 1, 2010, we adopted ASU 2009-16 and ASU 2009-17, which changed the circumstances under which we are required to consolidate certain VIEs. Our adoption of these accounting standards caused a significant increase in our consolidated assets and liabilities and a decrease in our retained earnings without affecting the net cash flow and economic effects of our investments in such consolidated VIEs. Accordingly, our management believes that providing certain financial measures that exclude the impact of consolidating certain VIEs on our assets and liabilities as a supplement to financial information calculated in accordance with U.S. GAAP enhances understanding of the overall picture of our current financial position and enables investors to evaluate our historical financial and business trends without the large balance sheet fluctuation caused by our adoption of these accounting standards.

We provide these non-GAAP financial measures as supplemental information to our consolidated financial statements prepared in accordance with U.S. GAAP, and they should not be considered in isolation or as substitutes for the most directly comparable U.S. GAAP measures.

The tables set forth below provide reconciliations of these non-GAAP financial measures to the most directly comparable financial measures presented in accordance with U.S. GAAP as reflected in our consolidated financial statements for the periods provided.

		2012
		As of March 31,		As of December 31,
		(Millions of yen, except percentage data)
Total assets	(a)	8,332,830		8,241,801
Deduct: Payables under securitized leases, loan receivables and investment in securities*		874,705		714,617
Adjusted total assets	(b)	7,458,125		7,527,184

Short-term debt	(c)	457,973		330,695
Long-term debt	(d)	4,267,480		4,146,579
Deduct: Payables under securitized leases, loan receivables and investment in securities*		874,705		714,617
Adjusted long-term debt	(e)	3,392,775		3,431,962
Long- and short-term debt (excluding deposits)	(f)=(c)+(d)	4,725,453		4,477,274
Adjusted short- and long-term debt (excluding deposits)	(g)=(c)+(e)	3,850,748		3,762,657
ORIX Corporation shareholders’ equity	(h)	1,380,736		1,479,499
Deduct: The cumulative effect on retained earnings of applying the accounting standards for the consolidation of VIEs under ASU 2009-16 and ASU 2009-17, effective April 1, 2010		(19,248)		(17,738)
Adjusted ORIX Corporation shareholders’ equity	(i)	1,399,984		1,497,237
ORIX Corporation shareholders’ equity ratio	(h)/(a)	16.6%		18.0%
Adjusted ORIX Corporation shareholders’ equity ratio	(i)/(b)	18.8%		19.9%
D/E ratio	(f)/(h)	3.4	x	3.0	x
Adjusted D/E ratio	(g)/(i)	2.8	x	2.5	x
Long-term debt ratio	(d)/(f)	90%		93%
Adjusted long-term debt ratio	(e)/(g)	88%		91%

*	These deductions represent amounts recorded as liabilities and included in long-term debt on the consolidated balance sheet.

6.	Company Stock Information

(The following disclosure in this section is provided for ORIX Corporation on a stand-alone basis and has been prepared based on Japanese GAAP.)

(1) Issued Shares, Common Stock and Additional Paid-in Capital

The number of issued shares, the amount of common stock and additional paid-in capital for the three months ended December 31, 2012 is as follows:

In thousands		Millions of yen
Number of issued shares		Common stock		Additional paid-in capital
Increase, net	December 31, 2012	Increase, net	December 31, 2012	Increase, net	December 31, 2012
17	110,271	¥ 60	¥ 144,086	¥ 60	¥ 171,265

Note:	*1	Common stock and additional paid-in capital have been increased by the exercise of stock acquisition rights and the conversion of convertible bond.

(2) List of Major Shareholders

Not applicable (this item is not subject to disclosure in quarterly reports for the first and third quarters).

7.	Directors and Executive Officers

Between the filing date of Form 20-F for the fiscal year ended March 31, 2012 and December 31, 2012, director and executive officer personnel changes are as follows:

(1) New Executive Officer

Name	Title	Areas of duties	The day of appointment	Shareholdings as of December 31, 2012
Yuki Ohshima	Corporate Executive Vice President	Head of Global Business and Alternative Investment Headquarters Regional Director for China	September 10, 2012	4,050

(2) Ex-Executive Officer

Name	Title	Areas of duties	The day of retirement
Hideo Ichida	Executive Officer	Domestic Sales Administrative Headquarters: General Manager, Overseas New Business Development and Promotion Department	December 31, 2012

(3) Changes of Position

Name	New Position	Ex-Position	The day of changes
Komei Ikebukuro	Executive Officer Responsible for Group Legal and Compliance Department Responsible for Group Internal Audit Department	Executive Officer Responsible for Legal and Compliance Department Responsible for Group Internal Audit Department	July 1, 2012

Kazuo Kojima	Director and Corporate Executive Vice President Responsible for Investment and Operation Headquarters	Director and Corporate Executive Vice President Head of Domestic Sales Administrative Headquarters	September 10, 2012

Katsutoshi Kadowaki	Corporate Executive Vice President Head of Domestic Sales Administrative Headquarters Head of Tokyo Sales President, NS Lease Co., Ltd.	Corporate Senior Vice President Deputy Head of Domestic Sales Administrative Headquarters: Head of District Sales	September 10, 2012

Hideo Ichida	Executive Officer Domestic Sales Administrative Headquarters: General Manager, Overseas New Business Development and Promotion Department	Executive Officer Head of Global Business Administrative Headquarters	September 10, 2012

Yasuyuki Ijiri	Executive Officer Domestic Sales Administrative Headquarters: Head of District Sales	Executive Officer Domestic Sales Administrative Headquarters: Head of Tokyo Sales President, NS Lease Co., Ltd.	September 10, 2012

Hideto Nishitani	Executive Officer Chairman, ORIX USA Corporation	Executive Officer Deputy President, ORIX USA Corporation	October 1, 2012

8.	Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

	Millions of yen
Assets	March 31, 2012	December 31, 2012
Cash and Cash Equivalents	¥786,892	¥676,333
Restricted Cash	123,295	94,477
Time Deposits	24,070	11,569
Investment in Direct Financing Leases	900,886	955,087
Installment Loans	2,769,898	2,782,375

(The amounts of ¥19,397 million of installment loans as of March 31, 2012 and ¥14,183 million of installment loans as of December 31, 2012 are measured at fair value by electing the fair value option under FASB Accounting Standards Codification 825-10.)

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(136,588)	(112,649)
Investment in Operating Leases	1,309,998	1,386,042
Investment in Securities	1,147,390	1,059,326
Other Operating Assets	206,109	214,994
Investment in Affiliates	331,717	322,686
Other Receivables	188,108	177,996
Inventories	79,654	57,638
Prepaid Expenses	39,547	42,544
Office Facilities	123,338	118,226
Other Assets	438,516	455,157

Total Assets	¥8,332,830	¥8,241,801

Note	1:	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.
	2:	The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
Assets	March 31, 2012	December 31, 2012
Cash and Cash Equivalents	¥11,836	¥8,393
Investment in Direct Financing Leases (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	232,575	197,787
Installment Loans (Net of Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses)	709,863	568,304
Investment in Operating Leases	269,267	220,574
Investment in Securities	50,059	37,340
Investment in Affiliates	13,899	13,840
Other	91,240	85,205

	¥1,378,739	¥1,131,443

	Millions of yen
Liabilities and Equity	March 31, 2012	December 31, 2012
Liabilities:
Short-Term Debt	¥457,973	¥330,695
Deposits	1,103,514	1,135,323
Trade Notes, Accounts Payable and Other Liabilities	290,466	278,348
Accrued Expenses	110,057	104,400
Policy Liabilities	405,017	418,498
Current and Deferred Income Taxes	98,127	123,898
Security Deposits	142,092	142,374
Long-Term Debt	4,267,480	4,146,579

Total Liabilities	6,874,726	6,680,115

Redeemable Noncontrolling Interests	37,633	38,355

Commitments and Contingent Liabilities
Equity:
Common Stock	144,026	144,086
Additional Paid-in Capital	179,223	179,527
Retained Earnings	1,202,450	1,282,645
Accumulated Other Comprehensive Income (Loss)	(96,056)	(77,870)
Treasury Stock, at Cost	(48,907)	(48,889)

ORIX Corporation Shareholders’ Equity	1,380,736	1,479,499

Noncontrolling Interests	39,735	43,832

Total Equity	1,420,471	1,523,331

Total Liabilities and Equity	¥8,332,830	¥8,241,801

Note	1:	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.
	2:	The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and subsidiaries are below:

	Millions of yen
Liabilities	March 31, 2012	December 31, 2012
Short-Term Debt	¥1,233	¥1,299
Trade Notes, Accounts Payable and Other Liabilities	8,120	3,329
Security Deposits	8,333	5,653
Long-Term Debt	1,039,927	842,499
Other	5,829	5,970

	¥1,063,442	¥858,750

(2) Condensed Consolidated Statements of Income (Unaudited)

	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2012
Revenues:
Direct financing leases	¥37,998	¥40,090
Operating leases	215,808	222,297
Interest on loans and investment securities	112,369	116,971
Brokerage commissions and net gains on investment securities	19,606	28,193
Life insurance premiums and related investment income	93,147	100,574
Real estate sales	26,162	30,307
Gains on sales of real estate under operating leases	2,105	2,972
Other operating revenues	194,819	242,023

Total revenues	702,014	783,427

Expenses:
Interest expense	84,267	77,782
Costs of operating leases	137,264	145,969
Life insurance costs	66,387	70,887
Costs of real estate sales	27,389	31,716
Other operating expenses	115,689	143,716
Selling, general and administrative expenses	141,845	163,351
Provision for doubtful receivables and probable loan losses	8,244	4,631
Write-downs of long-lived assets	10,693	4,247
Write-downs of securities	9,865	20,761
Foreign currency transaction loss (gain), net	(249)	(24)

Total expenses	601,394	663,036

Operating Income	100,620	120,391

Equity in Net Income (Loss) of Affiliates	(1,847)	10,258
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	3,530	3,906

Income before Income Taxes and Discontinued Operations	102,303	134,555
Provision for Income Taxes	33,087	42,322

Income from Continuing Operations	69,216	92,233

Discontinued Operations:
Income from discontinued operations, net	138	4,435
Provision for income taxes	(24)	(1,673)

Discontinued operations, net of applicable tax effect	114	2,762

Net Income	69,330	94,995

Net Income Attributable to the Noncontrolling Interests	903	2,412

Net Income Attributable to the Redeemable Noncontrolling Interests	1,787	2,443

Net Income Attributable to ORIX Corporation Shareholders	¥66,640	¥90,140

Note	1.	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements-Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.
	2.	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.

	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2012
Income attributable to ORIX Corporation shareholders:
Income from continuing operations	¥66,414	¥87,780
Discontinued operations	226	2,360
Net income attributable to ORIX Corporation shareholders	66,640	90,140

	Yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2012
Amounts per Share of Common Stock for Income attributable to ORIX Corporation shareholders:
Basic:
Income from continuing operations	¥617.77	¥816.35
Discontinued operations	2.10	21.95
Net income attributable to ORIX Corporation shareholders	619.87	838.30

Diluted:
Income from continuing operations	¥516.41	¥685.30
Discontinued operations	1.71	18.21
Net income attributable to ORIX Corporation shareholders	518.12	703.51

	Millions of yen
	Three months ended December 31, 2011	Three months ended December 31, 2012
Revenues:
Direct financing leases	¥12,899	¥13,710
Operating leases	71,103	75,496
Interest on loans and investment securities	36,896	38,270
Brokerage commissions and net gains on investment securities	657	14,929
Life insurance premiums and related investment income	29,763	33,646
Real estate sales	9,960	11,975
Gains on sales of real estate under operating leases	1,852	277
Other operating revenues	65,714	85,003

Total revenues	228,844	273,306

Expenses:
Interest expense	27,241	25,173
Costs of operating leases	45,667	49,634
Life insurance costs	21,158	24,287
Costs of real estate sales	10,828	10,771
Other operating expenses	38,633	50,354
Selling, general and administrative expenses	48,989	58,886
Provision for doubtful receivables and probable loan losses	(529)	1,828
Write-downs of long-lived assets	8,793	110
Write-downs of securities	3,236	9,085
Foreign currency transaction loss (gain), net	(153)	335

Total expenses	203,863	230,463

Operating Income	24,981	42,843

Equity in Net Income (Loss) of Affiliates	962	3,278
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	1,187	489

Income before Income Taxes and Discontinued Operations	27,130	46,610
Provision for Income Taxes	3,651	15,913

Income from Continuing Operations	23,479	30,697

Discontinued Operations:
Income (Loss) from discontinued operations, net	(1,639)	1,670
Provision for income taxes	690	(586)

Discontinued operations, net of applicable tax effect	(949)	1,084

Net Income	22,530	31,781

Net Income Attributable to the Noncontrolling Interests	62	525

Net Income Attributable to the Redeemable Noncontrolling Interests	522	956

Net Income Attributable to ORIX Corporation Shareholders	¥21,946	¥30,300

Note	1.	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements-Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.
	2.	Prior-year amounts have been adjusted for the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) on April 1, 2012.

	Millions of yen
	Three months ended December 31, 2011	Three months ended December 31, 2012
Income attributable to ORIX Corporation shareholders:
Income from continuing operations	¥22,939	¥29,648
Discontinued operations	(993)	652
Net income attributable to ORIX Corporation shareholders	21,946	30,300

	Yen
	Three months ended December 31, 2011	Three months ended December 31, 2012
Amounts per Share of Common Stock for Income attributable to ORIX Corporation shareholders:
Basic:
Income from continuing operations	¥213.36	¥275.71
Discontinued operations	(9.23)	6.06
Net income attributable to ORIX Corporation shareholders	204.13	281.77

Diluted:
Income from continuing operations	¥178.20	¥231.40
Discontinued operations	(7.53)	5.02
Net income attributable to ORIX Corporation shareholders	170.67	236.42

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2012
Net Income	¥69,330	¥94,995

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(4,335)	(192)
Net change of defined benefit pension plans	105	142
Net change of foreign currency translation adjustments	(22,888)	22,308
Net change of unrealized gains (losses) on derivative instruments	(128)	325

Total other comprehensive income (loss)	(27,246)	22,583

Comprehensive Income	42,084	117,578

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(1,771)	4,734

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(572)	4,429

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥44,427	¥108,415

	Millions of yen
	Three months ended December 31, 2011	Three months ended December 31, 2012
Net Income	¥22,530	¥31,781

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	1,348	(3,637)
Net change of defined benefit pension plans	(11)	(37)
Net change of foreign currency translation adjustments	4,529	45,424
Net change of unrealized gains (losses) on derivative instruments	(794)	(351)

Total other comprehensive income (loss)	5,072	41,399

Comprehensive Income	27,602	73,180

Comprehensive Income Attributable to the Noncontrolling Interests	867	4,641

Comprehensive Income Attributable to the Redeemable Noncontrolling Interests	989	5,094

Comprehensive Income Attributable to ORIX Corporation Shareholders	¥25,746	¥63,445

(4) Condensed Consolidated Statements of Changes in Equity (Unaudited)

Nine months ended December 31, 2011

	Millions of yen
	ORIX Corporation shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (Loss)	Treasury stock	Total ORIX Corporation shareholders’ equity	Noncontrolling interests	Total equity
Beginning Balance	¥143,995	¥179,137	¥1,141,559	¥(96,180)	¥(49,170)	¥1,319,341	¥21,687	¥1,341,028

Cumulative effect of change in accounting principle*			(12,759)			(12,759)	0	(12,759)
Contribution to subsidiaries						0	20,935	20,935
Transaction with noncontrolling interests		48		(25)		23	(321)	(298)
Comprehensive income (loss), net of tax:
Net income			66,640			66,640	903	67,543
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(4,425)		(4,425)	90	(4,335)
Net change of defined benefit pension plans				105		105	0	105
Net change of foreign currency translation adjustments				(17,774)		(17,774)	(2,755)	(20,529)
Net change of unrealized gains (losses) on derivative instruments				(119)		(119)	(9)	(128)

Total other comprehensive income (loss)						(22,213)	(2,674)	(24,887)

Total comprehensive income (loss)						44,427	(1,771)	42,656

Cash dividends			(8,599)			(8,599)	(1,684)	(10,283)
Conversion of convertible bond	1	1				2	0	2
Exercise of stock options	11	11				22	0	22
Acquisition of treasury stock					(1)	(1)	0	(1)
Other, net		13	52		168	233	0	233

Ending Balance	¥144,007	¥179,210	¥1,186,893	¥(118,418)	¥(49,003)	¥1,342,689	¥38,846	¥1,381,535

*	Cumulative effect of change in accounting principle represents the cumulative effect of the retrospective adoption of Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)).

Changes in the redeemable noncontrolling interests are not included in the table. For further information, see Note 9 “Redeemable Noncontrolling Interests.”

Nine months ended December 31, 2012

	Millions of yen
	ORIX Corporation shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (Loss)	Treasury stock	Total ORIX Corporation shareholders’ equity	Noncontrolling interests	Total equity
Beginning Balance	¥144,026	¥179,223	¥1,202,450	¥(96,056)	¥(48,907)	¥1,380,736	¥39,735	¥1,420,471

Contribution to subsidiaries						0	892	892
Transaction with noncontrolling interests		93		(89)		4	(144)	(140)
Comprehensive income (loss), net of tax:
Net income			90,140			90,140	2,412	92,552
Other comprehensive income (loss)
Net change of unrealized gains (losses) on investment in securities				(655)		(655)	463	(192)
Net change of defined benefit pension plans				141		141	1	142
Net change of foreign currency translation adjustments				18,460		18,460	1,862	20,322
Net change of unrealized gains (losses) on derivative instruments				329		329	(4)	325

Total other comprehensive income (loss)						18,275	2,322	20,597

Total comprehensive income (loss)						108,415	4,734	113,149

Cash dividends			(9,676)			(9,676)	(1,385)	(11,061)
Conversion of convertible bond	1	1				2	0	2
Exercise of stock options	59	59				118	0	118
Other, net		151	(269)		18	(100)	0	(100)

Ending Balance	¥144,086	¥179,527	¥1,282,645	¥(77,870)	¥(48,889)	¥1,479,499	¥43,832	¥1,523,331

Changes in the redeemable noncontrolling interests are not included in the table. For further information, see Note 9 “Redeemable Noncontrolling Interests.”

(5) Condensed Consolidated Statements of Cash Flows (Unaudited)

	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2012
Cash Flows from Operating Activities:
Net income	¥69,330	¥94,995
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	121,735	132,298
Provision for doubtful receivables and probable loan losses	8,244	4,631
Increase in policy liabilities	1,193	13,481
Equity in net (income) loss of affiliates (excluding interest on loans)	2,753	(9,849)
Gains on sales of subsidiaries and affiliates and liquidation losses, net	(3,530)	(3,906)
Gains on sales of available-for-sale securities	(8,370)	(14,511)
Gains on sales of real estate under operating leases	(2,105)	(2,972)
Gains on sales of operating lease assets other than real estate	(12,346)	(10,182)
Write-downs of long-lived assets	10,693	4,247
Write-downs of securities	9,865	20,761
Decrease (Increase) in restricted cash	(2,995)	32,157
Decrease (Increase) in trading securities	34,071	(6,064)
Decrease in inventories	11,879	20,997
Decrease in other receivables	12,276	21,502
Decrease in trade notes, accounts payable and other liabilities	(10,061)	(27,520)
Other, net	(31,142)	8,126

Net cash provided by operating activities	211,490	278,191

Cash Flows from Investing Activities:
Purchases of lease equipment	(439,772)	(532,442)
Principal payments received under direct financing leases	256,458	280,516
Installment loans made to customers	(513,861)	(614,541)
Principal collected on installment loans	671,225	800,468
Proceeds from sales of operating lease assets	145,728	120,262
Investment in affiliates, net	1,278	(36,880)
Proceeds from sales of investment in affiliates	2,864	3,154
Purchases of available-for-sale securities	(532,962)	(494,099)
Proceeds from sales of available-for-sale securities	242,844	303,966
Proceeds from redemption of available-for-sale securities	265,673	274,319
Purchases of held-to-maturity securities	0	(31,441)
Purchases of other securities	(39,147)	(20,096)
Proceeds from sales of other securities	15,304	29,576
Purchases of other operating assets	(13,532)	(10,825)
Acquisitions of subsidiaries, net of cash acquired	(3,548)	(39,187)
Sales of subsidiaries, net of cash disposed	3,458	0
Other, net	(1,971)	10,810

Net cash provided by investing activities	60,039	43,560

Cash Flows from Financing Activities:
Net decrease in debt with maturities of three months or less	(53,346)	(120,211)
Proceeds from debt with maturities longer than three months	1,065,639	1,027,336
Repayment of debt with maturities longer than three months	(1,346,528)	(1,357,108)
Net increase in deposits due to customers	3,500	28,473
Cash dividends paid to ORIX Corporation shareholders	(8,599)	(9,676)
Contribution from noncontrolling interests	20,258	686
Cash dividends paid to redeemable noncontrolling interests	(124)	(4,985)
Net decrease in call money	(10,000)	0
Other, net	(5,258)	9

Net cash used in financing activities	(334,458)	(435,476)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(6,304)	3,166

Net decrease in Cash and Cash Equivalents	(69,233)	(110,559)

Cash and Cash Equivalents at Beginning of Period	732,127	786,892

Cash and Cash Equivalents at End of Period	¥662,894	¥676,333

Notes to Consolidated Financial Statements

1.	Overview of Accounting Principles Utilized

In preparing the accompanying consolidated financial statements, ORIX Corporation (“the Company”) and its subsidiaries have complied with accounting principles generally accepted in the United States of America (“U.S. GAAP”), modified for the accounting for stock splits (see Note 2 (n)).

These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, financial position and cash flows. The results reported in these condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto included in our March 31, 2012 consolidated financial statements on Form 20-F.

Since the Company listed on the New York Stock Exchange in September 1998, the Company has filed the annual report (Form 20-F) including the consolidated financial statements with the Securities and Exchange Commission.

Significant differences between U.S. GAAP and generally accepted accounting principles in Japan (“Japanese GAAP”) are as follows:

(a) Initial direct costs

Under U.S. GAAP, certain initial direct costs to originate leases or loans are being deferred and amortized as yield adjustments over the life of related direct financing leases or loans by using interest method.

On the other hand, under Japanese GAAP, those initial direct costs are recognized as expenses when they are incurred.

(b) Operating leases

Under U.S. GAAP, revenues from operating leases are recognized on a straight-line basis over the contract terms. Also operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis.

On the other hand, Japanese GAAP allows for operating lease assets to be depreciated using mainly either the declining-balance basis or straight-line basis.

(c) Accounting for life insurance operations

Based on ASC 944 (“Financial Services—Insurance”), certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs, are being deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

Under Japanese GAAP, such costs are recorded as expenses currently in earnings in each accounting period.

In addition, under U.S. GAAP, although policy liabilities for future policy benefits are established using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits, under Japanese GAAP, these are calculated by the methodology which relevant authorities accept.

(d) Accounting for goodwill and other intangible assets in business combination

Under U.S. GAAP, goodwill and intangible assets that have indefinite useful lives are not amortized, but assessed at least annually for impairment. Additionally, if events or changes in circumstances indicate that the asset might be impaired, the Company and its subsidiaries test for impairment when such events or changes occur.

Under Japanese GAAP, goodwill is amortized over an appropriate period up to 20 years.

(e) Accounting for pension plans

Under U.S. GAAP, the Company and its subsidiaries apply ASC 715 (“Compensation—Retirement Benefits”) and record pension costs based on the amounts determined using actuarial methods. The net actuarial gain (loss) is amortized using a corridor test. The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheets.

Under Japanese GAAP, the net actuarial gain (loss) is fully amortized over a certain term within the average remaining service period of employees. The pension liabilities are recorded for the difference between the plan assets and the benefit obligation, net of unrecognized prior service cost and net actuarial gain (loss), on the consolidated balance sheets.

(f) Reporting on discontinued operations

Under U.S. GAAP, in accordance with ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the financial results of discontinued operations and disposal gain or loss, net of applicable income tax effects, are presented as a separate line from continuing operations in the consolidated statements of income. The prior periods’ results of these discontinued operations have also been reclassified as income from discontinued operations in each prior period presented in the accompanying consolidated statements of income and consolidated statements of cash flows.

Under Japanese GAAP, there are no rules on reporting discontinued operations and the amounts are not presented separately from continuing operations.

(g) Presentation of net income in the consolidated statements of income

Under U.S. GAAP, net income consists of net income attributable to the parent and net income attributable to the noncontrolling interests. Each of them is separately stated in the consolidated statements of income.

Under Japanese GAAP, net income attributable to the minority interests is not included in net income.

(h) Partial sale and additional acquisition of the parent’s ownership interest in subsidiaries

Under U.S. GAAP, a partial sale and an additional acquisition of the parent’s ownership interest in subsidiaries where the parent continues to retain control of that subsidiary are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

Under Japanese GAAP, a partial sale of the parent’s ownership interest where the parent continues to retain control is accounted for as a profit-loss transaction and an additional acquisition of the parent’s ownership interest is accounted for as a business combination. In addition, in a transaction that results in the loss of control, only the realized gain or loss related to the portion of ownership interest sold is recognized in income and the gain or loss on the remeasurement to fair value of the interest retained is not recognized.

(i) Classification in consolidated statements of cash flows

Classification in the statements of cash flows under U.S. GAAP is based on ASC 230 (“Statement of Cash Flows”), which differs from Japanese GAAP. As significant differences, purchase of lease equipment and principal payments received under direct financing leases, proceeds from sales of operating lease assets, installment loans made to customers and principal collected on installment loans (excluding issues and collections of loans held for sale) are included in “Cash Flows from Investing Activities” under U.S. GAAP while they are classified as “Cash Flows from Operating Activities” under Japanese GAAP.

(j) Securitization of financial assets

Under U.S. GAAP, from April 1, 2010, because the exception to variable interest entities that are qualifying special-purpose entities has been removed, an enterprise is required to perform analysis to determine whether or not to consolidate special-purpose entities (“SPEs”) for securitization under the VIE’s consolidation rules. As a result of the analysis, if it is determined that the enterprise transferred financial assets in a securitization transaction to an SPE that needs to be consolidated, the transaction is not accounted for as a sale but accounted for as a secured borrowing.

Under Japanese GAAP, an SPE that meets certain conditions may be considered not to be a subsidiary of the investor or transferor. Therefore, if an enterprise transfers financial assets to this type of SPE in a securitization transaction, the transferee SPE is not required to be consolidated, and the enterprise accounts for the transaction as a sale and recognizes a gain or loss on the sale into earnings when control over the transferred assets is surrendered.

2.	Significant Accounting and Reporting Policies

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20%-50% ownership or other means, are accounted for by using the equity method. Where the Company holds majority voting interests but noncontrolling shareholders have substantive participating rights to decisions that occur as part of the ordinary course of their business, the equity method is applied pursuant to FASB Accounting Standards Codification (“ASC”) 810-10-25-2 to 14 (“Consolidation—The effect of Noncontrolling Rights on Consolidation”). In addition, the consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to ASC 810-10 (“Consolidation—Variable Interest Entities”).

A lag period of up to three months is used on a consistent basis for recognizing the results of certain subsidiaries and affiliates.

All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified ten areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the selection of valuation techniques and determination of assumptions used in fair value measurements (see Note 3), the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (d)), the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (e)), the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (f)), the determination of impairment of long-lived assets (see (g)), the determination of impairment of investment in securities (see (h)), the determination of valuation allowance for deferred tax assets and the evaluation of tax positions (see (i)), assessment and measurement of effectiveness in hedging relationship using derivative financial instruments (see (k)), the determination of benefit obligation and net periodic pension cost (see (l)) and the determination of impairment of goodwill and intangible assets that have indefinite useful lives (see (w)).

(c) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of overseas subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal period to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal period. The currencies in which the operations of the overseas subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) arise from the translation of foreign currency financial statements into Japanese yen.

(d) Recognition of revenues

Revenues are recognized when persuasive evidence of an arrangement exists, the service has been rendered or the goods have been delivered to the customer, the transaction price is fixed or determinable and collectibility is reasonably assured.

In addition to the aforementioned general policy, the policies as specifically described hereinafter are applied for each of the major revenue items.

Leases—The Company and its subsidiaries lease various assets to customers under direct financing or operating lease arrangements. Classification of a lease arrangement into either a direct financing lease or an operating lease is dependent upon the specific conditions of the arrangement. Revenue recognition policies applied for direct financing leases and operating leases are specifically described in sections following this paragraph. In providing leasing services, the Company and its subsidiaries execute supplemental services, such as paying insurance and handling taxes on leased assets on behalf of lessees. In some cases, automobile maintenance services are also provided to lessees. Where under terms of the lease or related maintenance agreements the Company and its subsidiaries bear the favorable or unfavorable variability of cost, revenues and expenses are recorded on a gross basis. For those arrangements in which the Company and its subsidiaries do not have substantial risks and rewards of ownership, but instead serve as an agent in collecting from lessees and remitting payments to third parties, the Company and its subsidiaries record revenues net of third-party services costs. Revenues from automobile maintenance services are taken into income over the contract period in proportion to the estimated service costs to be incurred and are recorded in other operating revenues in the accompanying consolidated statements of income.

(1) Recognition of revenues for direct financing leases

Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment. The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term by using the interest method. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on market values of used equipment, estimates of when and how much equipment will become obsolete, and actual recovery being experienced for similar used equipment. Initial direct costs are being deferred and amortized as a yield adjustment over the life of the related lease by using interest method. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases.

(2) Recognition of revenues for operating leases

Revenues from operating leases are recognized on a straight-line basis over the contract terms. Investment in operating leases is stated at cost less accumulated depreciation, which was ¥404,818 million and ¥422,558 million as of March 31, 2012 and December 31, 2012, respectively. Operating lease assets are depreciated over their estimated useful lives mainly on a straight-line basis. Depreciation expenses are included in costs of operating leases. Gains or losses arising from dispositions of operating lease assets, except real estate under operating leases, are included in operating lease revenues. With respect to some sales of real estate under operating leases such as commercial buildings, the Company or its subsidiaries may retain an interest in some cash flows of the real estate in the form of management or operation of the real estate. Where the Company or its subsidiaries have significant continuing involvement in the operations from the real estate under operating leases which have been disposed of, the gains or losses arising from such disposition are separately disclosed as gains on sales of real estate under operating leases, whereas if the Company or its subsidiaries have no significant continuing involvement in the operations from such disposed real estate, the gains or losses are reported as income from discontinued operations, net.

Estimates of residual values are based on market values of used equipment, estimates of when and how much equipment will become obsolete and actual recovery being experienced for similar used equipment.

Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, net of origination fees, are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.

Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

Non-accrual policy—In common with all classes, past-due financing receivables are receivables for which principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms. The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheets and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual loans and lease receivables when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

Brokerage commissions and net gains on investment securities—Brokerage commissions and net gains on investment securities are recorded on a trade date basis.

Real estate sales—Revenues from the sales of real estate are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.

(e) Insurance premiums and expenses

Premium income from life insurance policies is recognized as earned premiums when due.

Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established using the net level premium method, based on actuarial estimates of the amount of future policyholder benefits.

ASC 944 (“Financial Services—Insurance”) requires insurance companies to defer certain costs related directly to the successful acquisition of new or renewal insurance contracts, or deferred policy acquisition costs, and amortize them over the respective policy periods in proportion to anticipated premium revenue. These deferred policy acquisition costs consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies.

Amortization charged to income for the nine months ended December 31, 2011 and 2012 amounted to ¥5,146 million and ¥5,042 million, respectively.

Amortization charged to income for the three months ended December 31, 2011 and 2012 amounted to ¥1,498 million and ¥1,746 million, respectively.

(f) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is appropriate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provision charged to income and is decreased by charge-offs, net of recoveries.

Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the appropriateness of the allowance, management considers various factors, including the business characteristics and financial conditions of the obligors, current economic conditions and trends, prior charge-off experience, current delinquencies and delinquency trends, future cash flows expected to be received from the direct financing leases and loans and value of underlying collateral and guarantees. Impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience segmented by the debtors’ industries and the purpose of the loans, and then develop the allowance for doubtful receivables on direct financing leases and probable loan losses considering the prior charge-off experience and current economic conditions.

The Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal considering debtors’ creditworthiness and the liquidation status of collateral.

(g) Impairment of long-lived assets

The Company and its subsidiaries have followed ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”). Under ASC 360-10, long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, consisting primarily of office building, condominiums, golf courses and other operating assets, shall be tested for recoverability whenever events or changes in circumstances indicate that the assets might be impaired. When the undiscounted future cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. The Company and its subsidiaries determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

(h) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income.

Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded in accumulated other comprehensive income (loss), net of applicable income taxes.

Held-to-maturity securities are recorded at amortized cost.

Other securities are recorded at cost or carrying value that reflects equity income and loss based on the Company’s share.

For available-for-sale securities, the Company and its subsidiaries generally recognize losses related to equity securities for which the fair value has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. Also, the Company and its subsidiaries charge against income losses related to equity securities in situations where, even though the fair value has not remained significantly below the carrying value for six months, the decline in the fair value of an equity security is based on issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the fair value of the equity security will recover within the six months.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about the collectibility. The Company and its subsidiaries do not consider that an other-than-temporary impairment for a debt security has occurred if (1) the Company and its subsidiaries do not intend to sell the debt security, (2) it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, and (3) the present value of estimated cash flows will fully cover the amortized cost of the security. On the other hand, the Company and its subsidiaries consider that an other-than-temporary impairment has occurred if (1) the Company and its subsidiaries intend to sell the debt security, (2) it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, or (3) the present value of estimated cash flows will not fully cover the amortized cost of the security. For the debt security for which an other-than-temporary impairment is considered to have occurred, the Company and its subsidiaries recognize the entire difference between the amortized cost and the fair value in earnings if the Company and its subsidiaries intend to sell the debt security or it is more likely than not that the Company and its subsidiary will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss. On the other hand, if the Company and its subsidiaries do not intend to sell the debt security and it is not more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis less any current-period credit loss, the Company and its subsidiaries separate the difference between the amortized cost and the fair value of the debt securities into the credit loss component and the non-credit loss component. The credit loss component is recognized in earnings, and the non-credit loss component is recognized in other comprehensive income (loss), net of applicable income taxes.

For other securities, the Company and its subsidiaries reduce the carrying value of other securities to the fair value and charge against income losses related to other securities in situations where it is considered that the decline in the value of other securities is other than temporary.

(i) Income taxes

The Company, in general, determines its provision for income taxes for quarterly periods by applying the current estimate of the effective tax rate for the full fiscal year to the actual year-to-date income before income taxes and discontinued operations. The estimated effective tax rate is determined by dividing the estimated provision for income taxes for the full fiscal year by the estimated income before income taxes and discontinued operations for the full fiscal year.

At the fiscal year end, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

The effective income tax rates including discontinued operations are 32.3% and 31.7% for the nine months ended December 31, 2011 and 2012, respectively. These rates are 11.6% and 34.2% for the three months ended December 31, 2011 and 2012, respectively. For the nine months ended December 31, 2011, the Company and its subsidiaries in Japan were subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate resulted in a statutory income tax rate of approximately 40.9%. For the nine months ended December 31, 2012, as a result of the tax reforms as discussed in the following paragraph, the National Corporation tax was reduced from 30% to approximately 28% and accordingly, the statutory income tax rate was reduced to approximately 38.3%. The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, non-taxable income for tax purposes, a change in valuation allowance, the effect of lower income tax rates on foreign subsidiaries and a life insurance subsidiary in Japan, reversal of undistributed earnings of affiliates and the effect of the tax reforms as discussed in the following paragraph.

On November 30, 2011, the bill for reconstruction funding after the March 11, 2011 Great East Japan Earthquake and the bill for the 2011 tax reform were approved by the National Diet of Japan. From fiscal years beginning on or after April 1, 2012, the Japanese corporation tax rate is reduced, and as a result, the statutory income tax rate for fiscal years beginning between April 1, 2012 and March 31, 2015 is reduced to approximately 38.3%. The rate for fiscal years beginning on or after April 1, 2015 will be reduced to approximately 35.9%. In addition, tax loss carry-forward rules are amended. The Carry-forward period is extended to nine years, compared to seven years under the pre-amendment rules. Further, the deductible amount is limited to 80% of taxable income for the year, while total amount of taxable income for the year was available for the deduction under the pre-amendment rules. The amendment to the carry-forward period is applicable for tax losses incurred in fiscal years ending on or after April 1, 2008 and the amendment to the deductible amount is applicable for fiscal years beginning on or after April 1, 2012. Increase and decrease of the deferred tax assets and liabilities due to these tax reforms resulted in a decrease of provision for income taxes by ¥6,641 million in the accompanying consolidated statements of income for the nine months ended December 31, 2011.

The Company and its subsidiaries have followed ASC 740 (“Income Taxes”). According to ASC 740, the Company and its subsidiaries recognize the financial statement effects of a tax position taken or expected to be taken in a tax return when it is more likely than not, based on the technical merits, that the position will be sustained upon tax examination, including resolution of any related appeals or litigation processes, and measure the tax position that meets the recognition threshold at the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with the taxing authority. The Company and its subsidiaries classify penalties and interest expense related to income taxes as part of provision for income taxes in the consolidated statements of income.

The Company and certain consolidated subsidiaries have elected to file a consolidated tax return.

(j) Securitized assets

The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized (“the assets”) are sold to trusts and special-purpose entities that issue asset-backed beneficial interests and securities to the investors.

In accordance with ASC 860 (“Transfers and Servicing”) and ASC 810-10 (“Consolidation—Variable Interest Entities”), trusts or SPEs used in securitization transactions have been consolidated if the Company and its subsidiaries are the primary beneficiary of the trusts or SPEs, and the transfers of the financial assets to those consolidated trusts and SPEs are not accounted for as sales. Assets held by consolidated trusts or consolidated SPEs continue to be accounted for as direct financing lease receivables, loan receivable and investment securities, as they were before the transfer, and asset-backed beneficial interests and securities issued to the investors are accounted for as debt. When the Company and its subsidiaries have transferred financial assets to a transferee which is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered.

A certain subsidiary originates and sells loans into the secondary market, while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The subsidiary recognizes servicing assets if it expects the benefit of servicing to more than adequately compensate it for performing the servicing or recognizes servicing liabilities if it expects the benefit of servicing to less than adequately compensate it. These servicing assets and liabilities are initially recognized at fair value and subsequently accounted for using the amortization method whereby the assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss. On a quarterly basis, servicing assets and liabilities are evaluated for impairment or increased obligations. The fair value of servicing assets and liabilities is estimated using an internal valuation model, or by obtaining an opinion of value from an independent third-party vendor. Both methods are based on calculating the present value of estimated future net servicing cash flows, taking into consideration discount rates, prepayments, and servicing costs. The internal valuation model is validated at least semiannually through third-party valuations.

(k) Derivative financial instruments

The Company and its subsidiaries apply ASC 815 (“Derivatives and Hedging”), and all derivatives held by the Company and its subsidiaries are recognized on the consolidated balance sheets at fair value. The accounting treatment of subsequent changes in their fair value depends on their use, and whether they qualify as effective “hedges” for accounting purposes. Derivatives that are not hedges must be adjusted to fair value through the consolidated statements of income. If a derivative is a hedge, then depending on its nature, changes in its fair value will be either offset against change in the fair value of hedged assets or liabilities through the consolidated statements of income, or recorded in other comprehensive income (loss).

If a derivative is held as a hedge of the variability of fair value related to a recognized asset or liability or an unrecognized firm commitment (“fair value” hedge), changes in the fair value of the derivative are recorded in earnings along with the changes in the fair value of the hedged item.

If a derivative is held as a hedge of the variability of cash flows related to a forecasted transaction or a recognized asset or liability (“cash flow” hedge), changes in the fair value of the derivative are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item.

If a derivative is held as a hedge of a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), changes in the fair value of the derivative are recorded in either earnings or other comprehensive income (loss), depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, changes in its fair value, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within other comprehensive income (loss).

Changes in the fair value of a derivative, which is not held as a hedge, such as those held for trading use, and the ineffective portion of the change in fair value of a derivative that qualifies as a hedge, are recorded in earnings.

For all hedging relationships, at inception the Company and its subsidiaries formally document the details of the hedging relationship and hedged activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, the effectiveness of the hedge relationship. The Company and its subsidiaries cease hedge accounting prospectively when the derivative no longer qualifies for hedge accounting.

(l) Pension plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. The Company and its subsidiaries apply ASC 715 (“Compensation—Retirement Benefits”), and the costs of pension plans are accrued based on amounts determined using actuarial methods under the assumptions of discount rate, rate of increase in compensation level, expected long-term rate of return on plan assets and others.

The Company and its subsidiaries also recognize the funded status of pension plans, measured as the difference between the fair value of plan assets and the benefit obligation, on the consolidated balance sheet. Changes in that funded status are recognized in the year in which the changes occur through other comprehensive income (loss), net of applicable income taxes.

(m) Stock-based compensation

The Company and its subsidiaries apply ASC 718 (“Compensation—Stock Compensation”). ASC 718 requires, with limited exception, that the cost of employee services received in exchange for an award of equity instruments be measured based on the grant-date fair value. The costs are recognized over the requisite employee service period.

(n) Stock splits

Stock splits implemented prior to October 1, 2001 had been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”) before amendment. However, no such reclassification was made for stock splits when common stock already included a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting was in conformity with accounting principles generally accepted in Japan.

As a result of a revision to the Code before amendment effective on October 1, 2001 and the Companies Act implemented on May 1, 2006, the above-mentioned method of accounting required by the Code has become unnecessary.

In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of December 31, 2012 would have increased by approximately ¥24,674 million, with a corresponding decrease in retained earnings. Total ORIX Corporation shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under U.S. GAAP.

The Company decided to split each share of its common stock into ten shares with the record date of March 31, 2013, and to amend the one unit number of shares from ten shares to one hundred shares at the meeting of the Board of Directors held on October 26, 2012. The effective date of the stock split and amendment to the number of shares that constitute one unit is April 1, 2013.

(o) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

(p) Restricted cash

Restricted cash consists of deposits related to servicing agreements, deposits collected on behalf of the customers and applied to non-recourse loans, trust accounts under securitization programs and others.

(q) Installment loans

Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held for sale and are carried at the lower of cost or market value determined on an individual basis, except loans held for sale for which the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) was elected. A subsidiary elected the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) on its loans held for sale originated on or after October 1, 2011. The subsidiary enters into forward sale agreements to offset the change in the fair value of loans held for sale and the election of the fair value option allows the subsidiary to recognize both the change in the fair value of the loans and the change in the fair value of the forward sale agreements due to changes in interest rates in the same accounting period.

These loans held for sale are included in installment loans and the outstanding balances of these loans as of March 31, 2012 and December 31, 2012 were ¥20,145 million and ¥18,635 million, respectively. There were ¥19,397 million and ¥14,183 million of loans held for sale as of March 31, 2012 and December 31, 2012, measured at fair value by electing the fair value option.

(r) Other operating assets

Other operating assets consist primarily of operating facilities (including golf courses, hotels, training facilities and senior housing), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on a straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥37,765 million and ¥46,555 million as of March 31, 2012 and December 31, 2012, respectively.

(s) Other receivables

Other receivables include primarily payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts, accounts receivables in relation to sales of leased assets, residential condominiums and other assets, and derivative assets.

(t) Inventories

Inventories consist primarily of advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sale). Advance and/or progress payments for development of residential condominiums for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of March 31, 2012, and December 31, 2012, advance and/or progress payments were ¥69,816 million and ¥51,719 million, respectively, and finished goods were ¥9,838 million and ¥5,919 million, respectively.

For the nine months ended December 31, 2011 and 2012, a certain subsidiary recorded ¥1,833 million and ¥3,377 million of write-downs principally for advance and/or progress payments for development of residential condominiums for sale, resulting from an increase in development costs and/or a decrease in expected sales price. The amounts of such write-downs for the three months ended December 31, 2011 were ¥1,323 million and no write-downs were recorded for the three months ended December 31, 2012. These write-downs were recorded in costs of real estate sales and included in the Real Estate segment.

(u) Office facilities

Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation was ¥39,492 million and ¥41,049 million as of March 31, 2012 and December 31, 2012, respectively.

(v) Other assets

Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (w)), deferred insurance policy acquisition costs which are amortized over the contract periods, leasehold deposits, advance payments made in relation to purchases of assets to be leased and to construction of real estate for operating lease, and deferred tax assets.

(w) Goodwill and other intangible assets

The Company and its subsidiaries have followed ASC 805 (“Business Combinations”) and ASC 350 (“Intangibles—Goodwill and Other”). ASC 805 requires that all business combinations be accounted for using the acquisition method. ASC 805 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria-either the contractual-legal criterion or the separability criterion. In a business combination achieved in stages, the Company and its subsidiaries remeasure their previously held equity interest at their acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.

ASC 350 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives are not amortized but tested at least annually for impairment. Additionally, if events or changes in circumstances indicate that the asset might be impaired, we test for impairment when such events or changes occur. The Company and its subsidiaries adopted Accounting Standards Update 2011-08 (“Testing Goodwill for Impairment”—ASC 350 (“Intangibles—Goodwill and Other”)) during the fiscal year ended March 31, 2012. According to ASU 2011-08, the Company and its subsidiaries may perform a qualitative assessment to determine whether to calculate the fair value of a reporting unit under the first step of the two-step goodwill impairment test. If, after assessing the totality of events or circumstances, it is determined that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company and/or subsidiaries do not perform the two-step impairment test. However, if the Company and/or subsidiaries conclude otherwise, the Company and/or subsidiaries perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the fair value of the reporting unit falls below its carrying amount, then the Company and/or subsidiaries perform the second step of the goodwill impairment test by comparing the fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company and its subsidiaries test the goodwill either at the operating segment level or one level below the operating segments.

Intangible assets with finite lives are amortized over their useful lives and tested for impairment in accordance with ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”).

The amount of goodwill is ¥95,811 million and ¥113,684 million as of March 31, 2012 and December 31, 2012, respectively.

(x) Trade notes, accounts payable and other liabilities

Trade notes, accounts payable and other liabilities include accounts payables, guarantee liabilities, and derivative liabilities.

(y) Capitalization of interest costs

The Company and its subsidiaries capitalized interest costs related to specific long-term development projects.

(z) Advertising

The costs of advertising are expensed as incurred.

(aa) Discontinued operations

The Company and its subsidiaries have followed ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”). Under ASC 205-20, the scope of discontinued operations includes the operating results of any component of an entity with its own identifiable operations and cash flow and in which operations the Company and its subsidiaries will not have significant continuing involvement. Included in reported discontinued operations are the operating results of operations for the subsidiaries, the business units and certain properties sold or to be disposed of by sale without significant continuing involvements, which results of operations for prior periods presented have also been reclassified as discontinued operations in the accompanying consolidated statements of income.

(ab) Earnings per share

Basic earnings per share is computed by dividing income attributable to ORIX Corporation shareholders from continuing operations and net income attributable to ORIX Corporation shareholders by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Earnings per share is adjusted for any stock splits and stock dividends retrospectively.

Furthermore, the Company and its subsidiaries apply ASC 260-10-45-43 to 44 (“Earnings Per Share—Contingently Convertible Instruments”) to Liquid Yield Option NotesTM.

(ac) Partial sale and additional acquisition of the parent’s ownership interest in subsidiaries

A partial sale and an additional acquisition of the parent’s ownership interest in subsidiaries where the parent continues to retain control of that subsidiary are accounted for as equity transactions. On the other hand, in a transaction that results in the loss of control, the gain or loss recognized in income includes the realized gain or loss related to the portion of ownership interest sold and the gain or loss on the remeasurement to fair value of the interest retained.

(ad) Redeemable noncontrolling interests

Noncontrolling interests in certain subsidiaries are redeemable preferred shares which are subject to call and put rights upon certain shareholder events. As redemption of the noncontrolling interest is not solely in the control of the subsidiary, it is recorded between Liabilities and Equity on the consolidated balance sheets at its estimated redemption value in accordance with provisions including EITF Topic No. D-98 (ASC 480-10-s99-3A) (“Classification and Measurement of Redeemable Securities”).

(ae) Issuance of stock by an affiliate

When an affiliate issues stock to unrelated third parties, the Company and its subsidiaries’ ownership interest in the affiliate decreases. In the event that the price per share is more or less than the Company and its subsidiaries’ average carrying amount per share, the Company and its subsidiaries adjust the carrying amount of its investment in the affiliate and recognize gain or loss in the consolidated statements of income in the year in which the change in ownership interest occurs.

(af) New accounting pronouncements

In October 2010, Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) was issued. This Update modifies the definition of the types of costs relating to the acquisition of new and renewal insurance contracts that can be deferred as deferred policy acquisition costs, and specifies that only certain costs related directly to the successful acquisition of new or renewal insurance contracts should be deferred. In accordance with the amendment in this Update, the advertising cost which does not meet certain capitalization criteria, and the cost relating to unsuccessful contract acquisition should be charged to expense as incurred. The Company and its subsidiaries adopted this Update retrospectively to prior period financial statements on April 1, 2012. The effect of the retrospective adoption on the financial position at the initial adoption date was a decrease of approximately ¥22 billion in other assets and a decrease of approximately ¥15.4 billion in retained earnings, net of tax, in the consolidated balance sheets. In addition, the effect of the retrospective adoption on financial results for the nine months ended December 31, 2011 was a decrease of ¥2,130 million in income from continuing operations and net income attributable to ORIX Corporation shareholders, respectively. The basic and diluted earnings per share for net income attributable to ORIX Corporation shareholders for the nine months ended December 31, 2011 decreased by ¥19.81 and ¥16.14, respectively. The effect of the retrospective adoption on financial results for the three months ended December 31, 2011 was a decrease of ¥1,489 million in income from continuing operations and net income attributable to ORIX Corporation shareholders, respectively. The basic and diluted earnings per share for net income attributable to ORIX Corporation shareholders for the three months ended December 31, 2011 decreased by ¥13.85 and ¥11.28, respectively.

In June 2011, Accounting Standards Update 2011-05 (“Presentation of Comprehensive Income”—ASC 220 (“Comprehensive Income”)) was issued. Under this Update, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The Update does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. The Update does not change the option for an entity to present components of other comprehensive income either net of related tax effects or before related tax effects. The Update does not affect how earnings per share is calculated or presented. In December 2011, Accounting Standards Update 2011-12 (Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No.2011-05) was issued. This Update defers the effective date for certain amendments in Accounting Standards Update 2011-05 which require an entity to present on the face of the financial statements reclassification adjustments for items that are reclassified from accumulated other comprehensive income to net income. The Company and its subsidiaries adopted these Updates on April 1, 2012. These Updates only relate to certain disclosure requirements and the adoption had no effect on the Company and its subsidiaries’ results of operations or financial position. In February 2013, Accounting Standards Update 2013-02 (“Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”—ASC 220 (“Comprehensive Income”)) was issued. This Update supersedes the reporting requirement for reclassifications out of accumulated other comprehensive income, originally required under Accounting Standards Update 2011-05, for which the effective date was deferred by Accounting Standards Update 2011-12. This Update requires an entity to present information about amounts reclassified out of accumulated other comprehensive income, their corresponding effect on line items of net income and other information by component. An entity shall provide the information together, in one location, either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statement. The Update is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2012 with early adoption permitted. The Update only relates to certain disclosure requirements and the adoption will have no effect on the Company and its subsidiaries’ results of operations or financial position.

In December 2011, Accounting Standards Update 2011-10 (“Derecognition of in Substance Real Estate-a Scope Clarification”—ASC 360 (“Property, Plant, and Equipment”)) was issued. This Update is intended to resolve the diversity in practice and clarifies that when a parent (reporting entity) ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s non-recourse debt, the reporting entity should apply the guidance in ASC 360-20 (“Property, Plant, and Equipment—Real Estate Sales”) to determine whether it should derecognize the in substance real estate. The Update is effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2012. Early application is permitted. Generally, the effect of adopting this Update on the Company and its subsidiaries’ results of operations or financial position will depend on future transactions.

In December 2011, Accounting Standards Update 2011-11 (“Disclosures about Offsetting Assets and Liabilities”—ASC 210 (“Balance Sheet”)) was issued. This Update requires all entities that have financial instruments and derivative instruments that are either offset in the balance sheet or subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements. In January 2013, Accounting Standards Update 2013-01 (“Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities”—ASC 210 (“Balance Sheet”)) was issued. This Update clarifies that the scope of Update 2011-11 applies to derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. These Updates are effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. These Updates only relate to certain disclosure requirements and the adoption will have no effect on the Company and its subsidiaries’ results of operations or financial position.

In July 2012, Accounting Standards Update 2012-02 (“Testing Indefinite-Lived Intangible Assets for Impairment”—ASC 350 (“Intangibles—Goodwill and Other”)) was issued. This Update permits an entity first to assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired. If after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived asset is impaired, then the entity is not required to calculate the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test. The Update is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The adoption of this Update will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.

(ag) Reclassifications

Certain amounts in fiscal 2012 consolidated financial statements have been reclassified to conform to the fiscal 2013 presentation.

3.	Fair Value Measurements

The Company and its subsidiaries adopted ASC 820-10 (“Fair Value Measurement”). This Codification Section defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

This Codification Section classifies and prioritizes inputs used in valuation techniques to measure fair value into the following three levels:

Level 1:	Inputs of quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.
Level 3:	Unobservable inputs for the assets or liabilities.

This Codification Section differentiates between those assets and liabilities required to be carried at fair value at every reporting period (“recurring”) and those assets and liabilities that are only required to be adjusted to fair value under certain circumstances (“nonrecurring”). The Company and its subsidiaries mainly measure certain loans held for sale, trading securities, available-for-sale securities, certain investment funds and derivatives at fair value on a recurring basis.

The Company and its subsidiaries adopted Accounting Standards Update 2011-04 (“Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS”—ASC 820 (“Fair Value Measurement”)) on January 1, 2012. This Update is intended to result in a consistent definition of fair value and common requirements for measuring fair value and for disclosures about fair value between U.S. GAAP and IFRS. Consequently, this Update changes some fair value measurement principles and enhances the disclosure requirements.

The following table presents recorded amounts of major financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2012 and December 31, 2012:

March 31, 2012

	Millions of yen
	Total carrying value in Consolidated Balance Sheets	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets:
Loans held for sale*	¥19,397	¥0	¥19,397	¥0
Trading securities	12,817	384	12,433	0
Available-for-sale securities	886,487	173,056	469,776	243,655
Japanese and foreign government bond securities	220,915	105,353	115,562	0
Japanese prefectural and foreign municipal bond securities	57,359	33	57,326	0
Corporate debt securities	280,222	0	277,310	2,912
Specified bonds issued by SPEs in Japan	139,152	0	0	139,152
CMBS and RMBS in the U.S., and other asset-backed securities	95,328	0	2,147	93,181
Other debt securities	8,410	0	0	8,410
Equity securities	85,101	67,670	17,431	0
Other securities	5,178	0	5,178	0
Investment funds	5,178	0	5,178	0
Derivative assets	17,212	649	11,270	5,293
Interest rate swap agreements	4,624	0	4,624	0
Options held, caps held, and other	5,924	0	631	5,293
Futures, foreign exchange contracts	1,027	649	378	0
Foreign currency swap agreements	5,540	0	5,540	0
Credit derivatives held	97	0	97	0

	¥941,091	¥174,089	¥518,054	¥248,948

Financial Liabilities:
Derivative liabilities	¥16,659	¥412	¥16,247	¥0
Interest rate swap agreements	1,277	0	1,277	0
Options written and other	4,430	0	4,430	0
Futures, foreign exchange contracts	5,497	412	5,085	0
Foreign currency swap agreements	5,432	0	5,432	0
Credit derivatives held	23	0	23	0

	¥16,659	¥412	¥16,247	¥0

*	A subsidiary elected the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) on the loans held for sale originated on and after October 1, 2011. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”) or institutional investors. Included in other operating revenues in the consolidated statements of income were gains from the change in the fair value of the loans of ¥404 million and ¥404 million for the nine months ended December 31, 2011 and for the three months ended December 31, 2011, respectively. No gains or losses were recognized in earnings during the nine months ended December 31, 2011, attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value at March 31, 2012, were ¥18,326 million and ¥19,397 million, respectively, and the amount of aggregate fair value exceeds the amount of aggregate unpaid principal balance by ¥1,071 million. As of March 31, 2012, there were no loans held for sale that are 90 days or more past due, in non-accrual status, or both.

December 31, 2012

	Millions of yen
	Total carrying value in Consolidated Balance Sheets	Quoted prices in active markets for identical assets or liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets:
Loans held for sale*	¥14,183	¥0	¥14,183	¥0
Trading securities	20,072	520	19,552	0
Available-for-sale securities	754,286	153,634	448,234	152,418
Japanese and foreign government bond securities	274,624	101,426	173,198	0
Japanese prefectural and foreign municipal bond securities	57,659	39	57,620	0
Corporate debt securities	202,842	0	196,879	5,963
Specified bonds issued by SPEs in Japan	69,830	0	0	69,830
CMBS and RMBS in the U.S., and other asset-backed securities	68,980	0	1,878	67,102
Other debt securities	9,523	0	0	9,523
Equity securities	70,828	52,169	18,659	0
Other securities	2,230	0	2,230	0
Investment funds	2,230	0	2,230	0
Derivative assets	15,043	549	10,425	4,069
Interest rate swap agreements	4,660	0	4,660	0
Options held and other	5,247	0	1,178	4,069
Futures, foreign exchange contracts	791	549	242	0
Foreign currency swap agreements	3,638	0	3,638	0
Credit derivatives held/written	707	0	707	0

	¥805,814	¥154,703	¥494,624	¥156,487

Financial Liabilities:
Derivative liabilities	¥21,039	¥322	¥20,717	¥0
Interest rate swap agreements	1,672	0	1,672	0
Options written and other	3,032	0	3,032	0
Futures, foreign exchange contracts	11,471	322	11,149	0
Foreign currency swap agreements	4,732	0	4,732	0
Credit derivatives held/written	132	0	132	0

	¥21,039	¥322	¥20,717	¥0

*	A subsidiary elected the fair value option under ASC 825-10 (“Financial Instruments—Fair Value Option”) on the loans held for sale originated on and after October 1, 2011. These loans are multi-family and seniors housing loans and are sold to Federal National Mortgage Association (“Fannie Mae”) or institutional investors. Included in other operating revenues in the consolidated statements of income are losses from the change in the fair value of the loans of ¥537 million and ¥231 million for the nine months ended December 31, 2012 and for the three months ended December 31, 2012, respectively. No gains or losses were recognized in earnings during the nine months ended December 31, 2012, attributable to changes in instrument-specific credit risk. The amounts of aggregate unpaid principal balance and aggregate fair value at December 31, 2012, are ¥13,646 million and ¥14,183 million, respectively, and the amount of aggregate fair value exceeds the amount of aggregate unpaid principal balance by ¥537 million. As of December 31, 2012, there are no loans held for sale that are 90 days or more past due, in non-accrual status, or both.

Changes in economic conditions or valuation methodologies may require the transfer of assets and liabilities from one fair value level to another. In such instances, the Company and its subsidiaries recognize the transfer at the beginning of the quarter during which the transfers occur. The Company and its subsidiaries evaluate the significance of transfers between levels based upon size of the transfer relative to total assets, total liabilities or total earnings. For the nine months ended December 31, 2011, there were no significant transfers between Level 1 and Level 2. For the nine months ended December 31, 2012, there were no transfers between Level 1 and Level 2.

The following table presents the reconciliation for financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the nine months ended December 31, 2011 and 2012:

Nine months ended December 31, 2011

	Millions of yen
	Balance at April 1, 2011	Gains or losses (realized/unrealized)			Purchases	Sales	Settlements	Transfers in and/ or out of Level 3 (net) *3	Balance at December 31, 2011	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2011 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥315,676	¥(1,851)	¥(632)	¥(2,483)	¥53,681	¥(6,777)	¥(88,254)	¥0	¥271,843	¥(2,487)
Corporate debt securities	2,573	(105)	203	98	2,549	0	(2,331)	0	2,889	(108)
Specified bonds issued by SPEs in Japan	222,314	(3,451)	3,112	(339)	100	(10)	(59,669)	0	162,396	(3,476)
CMBS and RMBS in the U.S., and other asset-backed securities	85,283	1,705	(3,336)	(1,631)	45,341	(6,767)	(23,254)	0	98,972	1,097
Other debt securities	5,506	0	(611)	(611)	5,691	0	(3,000)	0	7,586	0
Derivative assets and liabilities (net)	2,946	592	0	592	0	0	188	0	3,726	592
Options held/written, caps held and other	3,134	592	0	592	0	0	0	0	3,726	592
Credit derivatives held/written	(188)	0	0	0	0	0	188	0	0	0

Nine months ended December 31, 2012

	Millions of yen
	Balance at April 1, 2012	Gains or losses (realized/unrealized)			Purchases	Sales	Settlements	Transfers in and/ or out of Level 3 (net) *3	Balance at December 31, 2012	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2012 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥243,655	¥(9,870)	¥4,484	¥(5,386)	¥16,253	¥(2,001)	¥(100,103)	¥0	¥152,418	¥(9,134)
Corporate debt securities	2,912	(553)	387	(166)	3,942	(432)	(293)	0	5,963	(498)
Specified bonds issued by SPEs in Japan	139,152	(9,254)	60	(9,194)	5,419	(9)	(65,538)	0	69,830	(8,121)

CMBS and RMBS in the U.S., and other asset-backed securities	93,181	(63)	2,924	2,861	6,892	(1,560)	(34,272)	0	67,102	(515)
Other debt securities	8,410	0	1,113	1,113	0	0	0	0	9,523	0
Derivative assets and liabilities (net)	5,293	(1,224)	0	(1,224)	0	0	0	0	4,069	(1,224)
Options held, caps held and other	5,293	(1,224)	0	(1,224)	0	0	0	0	4,069	(1,224)

*1	Principally, gains and losses from available-for-sale securities are included in “brokerage commissions and net gains on investment securities”, “write-downs of securities” or “life insurance premiums and related investment income” and derivative assets and liabilities (net) are included in “other operating revenues /expenses,” respectively. Also, for available-for-sale securities, amortization of interest recognized in interest on loans and investment securities is included in these columns.
*2	Unrealized gains and losses from available-for-sale securities are included in “Net change of unrealized gains (losses) on investment in securities”.
*3	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur.

The following table presents the reconciliation for financial assets and liabilities (net) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended December 31, 2011 and 2012:

Three months ended December 31, 2011

	Millions of yen
	Balance at September 30, 2011	Gains or losses (realized/unrealized)			Purchases	Sales	Settlements	Transfers in and/ or out of Level 3 (net) *3	Balance at December 31, 2011	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2011 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥292,909	¥(520)	¥1,939	¥1,419	¥14,346	¥(6,452)	¥(30,379)	¥0	¥271,843	¥(978)
Corporate debt securities	2,681	(37)	17	(20)	546	0	(318)	0	2,889	(37)
Specified bonds issued by SPEs in Japan	180,191	(1,576)	964	(612)	100	(10)	(17,273)	0	162,396	(1,601)
CMBS and RMBS in the U.S., and other asset-backed securities	99,624	1,093	785	1,878	13,700	(6,442)	(9,788)	0	98,972	660
Other debt securities	10,413	0	173	173	0	0	(3,000)	0	7,586	0
Derivative assets and liabilities (net)	3,253	463	0	463	0	0	10	0	3,726	463
Options held/written, caps held and other	3,263	463	0	463	0	0	0	0	3,726	463
Credit derivatives held/written	(10)	0	0	0	0	0	10	0	0	0

Three months ended December 31, 2012

	Millions of yen
	Balance at September 30, 2012	Gains or losses (realized/unrealized)			Purchases	Sales	Settlements	Transfers in and/ or out of Level 3 (net) *3	Balance at December 31, 2012	Change in unrealized gains or losses included in earnings for assets and liabilities still held at December 31, 2012 *1
		Included in earnings *1	Included in other comprehensive income *2	Total
Available-for-sale securities	¥179,770	¥(7,697)	¥5,889	¥(1,808)	¥5,071	¥(1,149)	¥(29,466)	¥0	¥152,418	¥(6,632)
Corporate debt securities	1,944	112	298	410	3,840	(228)	(3)	0	5,963	101
Specified bonds issued by SPEs in Japan	101,512	(7,558)	316	(7,242)	0	0	(24,440)	0	69,830	(6,416)
CMBS and RMBS in the U.S., and other asset-backed securities	67,877	(251)	4,189	3,938	1,231	(921)	(5,023)	0	67,102	(317)
Other debt securities	8,437	0	1,086	1,086	0	0	0	0	9,523	0
Derivative assets and liabilities (net)	5,707	(1,638)	0	(1,638)	0	0	0	0	4,069	(1,638)
Options held and other	5,707	(1,638)	0	(1,638)	0	0	0	0	4,069	(1,638)

*1	Principally, gains and losses from available-for-sale securities are included in “brokerage commissions and net gains on investment securities”, “write-downs of securities” or “life insurance premiums and related investment income” and derivative assets and liabilities (net) are included in “other operating revenues /expenses,” respectively. Also, for available-for-sale securities, amortization of interest recognized in interest on loans and investment securities is included in these columns.
*2	Unrealized gains and losses from available-for-sale securities are included in “Net change of unrealized gains (losses) on investment in securities”.
*3	The amount reported in “Transfers in and/or out of Level 3 (net)” is the fair value at the beginning of quarter during which the transfers occur.

The following table presents recorded amounts of assets and liabilities measured at fair value on a nonrecurring basis as of March 31, 2012 and December 31, 2012. These assets are measured at fair value on a nonrecurring basis mainly to recognize impairment.

March 31, 2012

	Millions of yen
	Total carrying value in Consolidated Balance Sheets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Unlisted securities	¥9,715	¥0	¥0	¥9,715
Real estate collateral-dependent loans (net of allowance for probable loan losses)	73,319	0	0	73,319
Investment in operating leases and other operating assets	16,159	0	0	16,159
Land and buildings undeveloped or under construction	20,445	0	0	20,445
Certain investment in affiliates	15,660	10,775	0	4,885

	¥135,298	¥10,775	¥0	¥124,523

December 31, 2012
	Millions of yen
	Total carrying value in Consolidated Balance Sheets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥67,664	¥0	¥0	¥67,664
Investment in operating leases and other operating assets	12,465	0	0	12,465
Land and buildings undeveloped or under construction	5,990	0	0	5,990
Certain investment in affiliates	4,212	0	0	4,212

	¥90,331	¥0	¥0	¥90,331

The following is a description of the valuation process and the main valuation methodologies used for assets and liabilities measured at fair value.

Valuation process

The Company and its subsidiaries determine fair value of Level 3 assets and liabilities by using valuation techniques such as internally developed models or using third-party pricing information. Internally developed models include the discounted cash flow methodologies and direct capitalization methodologies. To measure the fair value of the assets and liabilities, the Company and its subsidiaries select the valuation technique which best reflects the nature, characteristics and risks of each asset and liability. The appropriateness of valuation methods and unobservable inputs is verified when measuring fair values of the assets and liabilities by using internally developed models. The Company and its subsidiaries also use third-party pricing information to measure the fair value of certain assets and liabilities. In that case, the Company and its subsidiaries verify the appropriateness of the prices by monitoring available information about the assets and liabilities such as current conditions of the assets or liabilities as well as surrounding market information. When these prices are determined to be able to reflect the nature, characteristics and risks of assets and liabilities reasonably, the Company and its subsidiaries use these prices as fair value of the assets and liabilities.

Loans held for sale

Certain loans, which the Company and its subsidiaries have the intent and ability to sell to outside parties in the foreseeable future, are considered held-for-sale. The loans held for sale in the United States are classified as Level 2, because the Company and its subsidiaries measure their fair value based on a market approach using inputs other than quoted prices that are observable for the assets such as treasury rate, swap rate and market spread.

Real estate collateral-dependent loans

The valuation allowance for large balance non-homogeneous loans is individually evaluated based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. According to ASC 820-10 (“Fair Value Measurement”), measurement for impaired loans determined using a present value technique is not considered a fair value measurement. However, measurement for impaired loans determined using the loan’s observable market price or the fair value of the collateral securing the collateral-dependent loans are fair value measurements and are subject to the disclosure requirements for nonrecurring fair value measurements.

The Company and its subsidiaries determine the fair value of the real estate collateral of real estate collateral-dependent loans using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. We generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions, which may materially affect the fair value of the collateral. Real estate collateral-dependent loans whose fair values are estimated using appraisals of the underlying collateral based on these valuation techniques are classified as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates and cap rates as well as future cash flows estimated to be generated from real estate collateral. An increase (decrease) in the discount rate or cap rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of real estate collateral-dependent loans.

Investment in operating leases and other operating assets and Land and buildings undeveloped or under construction

Investment in operating leases measured at fair value is mostly real estate. The Company and its subsidiaries determine the fair value of Investment in operating leases and other operating assets and Land and buildings undeveloped or under construction using appraisals prepared by independent third party appraisers or the Company’s own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flow methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. The Company and its subsidiaries classified the assets as Level 3 because such appraisals involve unobservable inputs. These unobservable inputs contain discount rates as well as future cash flows estimated to be generated from the assets or projects. An increase (decrease) in the discount rate and a decrease (increase) in the estimated future cash flows would result in a decrease (increase) in the fair value of investment in operating leases and other operating assets and Land and buildings undeveloped or under construction.

Trading securities, Available-for-sale securities, Unlisted securities and Investment in affiliates

If active market prices are available, fair value measurement is based on quoted active market prices and, accordingly, these securities are classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1, such as prices for similar assets and accordingly these securities are classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes. Such securities are classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market. If fair value is based on broker quotes, the Company and its subsidiaries check the validity of received prices based on comparison to prices of other similar assets and market data such as relevant bench mark indices.

The Company and its subsidiaries classified CMBS and RMBS in the United States, as Level 3 due to a certain market being inactive. In determining whether a market is active or inactive, the Company and its subsidiaries evaluate various factors such as the lack of recent transactions, price quotations that are not based on current information or vary substantially over time or among market makers, a significant increase in implied risk premium, a wide bid-ask spread, significant decline in new issuances, little or no public information (e.g. a principal-to-principal market) and other factors. With respect to the CMBS and RMBS in the United States, the Company and its subsidiaries judged that overall trading activity has tended to increase but due to the lack of observable trades for older vintage and below investment grade securities we continue to limit the reliance on independent pricing service vendors and brokers. As a result, the Company and its subsidiaries established internally developed pricing models (Level 3 inputs) using valuation techniques such as discounted cash flow methodologies in order to estimate fair value of these securities and classified them as Level 3. Under the models, the Company and its subsidiaries use anticipated cash flows of the security discounted at a risk-adjusted discount rate that incorporates our estimate of credit risk and liquidity risk that a market participant would consider. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. An increase (decrease) in the discount rate or default rate would result in a decrease (increase) in the fair value of CMBS and RMBS in the United States.

The Company and its subsidiaries classified the specified bonds as Level 3 because the Company and its subsidiaries measure their fair value using unobservable inputs. Since the specified bonds do not trade in an open market, no relevant observable market data is available. Accordingly the Company and its subsidiaries use discounted cash flow methodologies that incorporate significant unobservable inputs to measure their fair value. When evaluating the specified bonds issued by SPEs in Japan, the Company and its subsidiaries estimate the fair value by discounting future cash flows using a discount rate based on market interest rates and a risk premium. The future cash flows for the specified bonds issued by the SPEs in Japan are estimated based on contractual principal and interest repayment schedules on each of the specified bonds issued by the SPEs in Japan. Since the discount rate is not observable for the specified bonds, the Company and its subsidiaries use an internally developed model to estimate a risk premium considering the value of the real estate collateral (which also involves unobservable inputs in many cases when using valuation techniques such as discounted cash flow methodologies) and the seniority of the bonds. Under the model, the Company and its subsidiaries consider the loan-to-value ratio and other relevant available information to reflect both the credit risk and the liquidity risk in our own estimate of the risk premium. Generally, the higher the loan-to-value ratio, the larger the risk premium the Company and its subsidiaries estimate under the model. The fair value of the specified bonds issued by SPEs in Japan rises when the fair value of the collateral real estate rises and the discount rate declines. The fair value of the specified bonds issued by SPEs in Japan declines when the fair value of the collateral real estate declines and the discount rate rises.

Investment funds

The fair value is based on the net asset value if the investments meet certain requirements that the investees have all of the attributes specified in ASC 946-10 (“Financial Services—Investment Companies”) and the investees calculate the net asset value. These investments are classified as Level 2, because they are not redeemable at the net asset value per share at the measurement date but they are redeemable at the net asset value per share in the near term after the measurement date.

Derivatives

For exchange-traded derivatives, fair value is based on quoted market prices, and accordingly, classified as Level 1. For non-exchange traded derivatives, fair value is based on commonly used models and discounted cash flow methodologies. If the inputs used for these measurements including yield curves and volatilities, are observable, the Company and its subsidiaries classify it as Level 2. If the inputs are not observable, the Company and its subsidiaries classify it as Level 3. These unobservable inputs contain discount rates. An increase (decrease) in the discount rate would result in a decrease (increase) in the fair value of derivatives.

Information about Level 3 Fair Value Measurements

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a recurring basis as of March 31, 2012 and December 31, 2012.

	March 31, 2012
	Millions of yen		Significant unobservable inputs	Range (Weighted average)
	Fair value	Valuation technique(s)
Financial Assets:
Available-for-sale securities
Corporate debt securities	¥1,088	Discounted cash flows	Discount rate	2.9% — 7.5% (4.9%)
	1,824	Appraisals/Broker quotes	—	—
Specified bonds issued by SPEs in Japan	118,624	Discounted cash flows	Discount rate	1.0% — 13.0% (4.0%)
	20,528	Appraisals/Broker quotes	—	—
CMBS and RMBS in the U.S., and other asset-backed securities	63,436	Discounted cash flows	Discount rate	2.7% — 44.1% (11.2%)
			Probability of default	0.0% — 6.1% (0.9%)
	29,745	Appraisals/Broker quotes	—	—
Other debt securities	8,410	Discounted cash flows	Discount rate	12.5% (12.5%)
Derivative assets
Options held, caps held and other	5,293	Discounted cash flows	Discount rate	10.0% —15.0% (12.0%)

	¥248,948

	December 31, 2012
	Millions of yen		Significant unobservable inputs	Range (Weighted average)
	Fair value	Valuation technique(s)
Financial Assets:
Available-for-sale securities
Corporate debt securities	¥4,609	Discounted cash flows	Discount rate	3.0% — 5.4% (3.5%)
	1,354	Appraisals/Broker quotes	—	—
Specified bonds issued by SPEs in Japan	66,569	Discounted cash flows	Discount rate	1.0% — 12.1% (4.8%)
	3,261	Appraisals/Broker quotes	—	—
CMBS and RMBS in the U.S., and other asset-backed securities	35,924	Discounted cash flows	Discount rate	2.7% — 44.1% (13.6%)
			Probability of default	0.0% — 12.8% (1.9%)
	31,178	Appraisals/Broker quotes	—	—
Other debt securities	9,523	Discounted cash flows	Discount rate	11.6% (11.6%)
Derivative assets
Options held and other	4,069	Discounted cash flows	Discount rate	10.0% — 15.0% (12.4%)

	¥156,487

The following tables provide information about the valuation techniques and significant unobservable inputs used in the valuation of Level 3 assets measured at fair value on a nonrecurring basis during the three months ended March 31, 2012 and the nine months ended December 31, 2012.

	March 31, 2012
	Millions of yen		Significant unobservable inputs	Range (Weighted average)
	Fair value	Valuation technique(s)
Assets:
Unlisted securities	¥8,814	Discounted cash flows	Discount rate	4.2% — 12.5% (6.5%)
Real estate collateral-dependent loans (net of allowance for probable loan losses)	73,319	Discounted cash flows	Discount rate	3.3% — 18.9% (7.9%)
		Direct capitalization	Capitalization rate	5.2% — 29.0% (10.9%)
Investment in operating leases and other operating assets	11,561	Discounted cash flows	Discount rate	7.0% — 10.0% (8.2%)
Land and buildings undeveloped or under construction	8,638	Discounted cash flows	Discount rate	6.0% (6.0%)
Certain investment in affiliates	4,596	Discounted cash flows	Discount rate	5.0% — 8.0% (6.5%)

	¥106,928

	December 31, 2012
	Millions of yen		Significant unobservable inputs	Range (Weighted average)
	Fair value	Valuation technique(s)
Assets:
Real estate collateral-dependent loans (net of allowance for probable loan losses)	¥67,664	Discounted cash flows	Discount rate	4.0% — 18.9% (6.6%)
		Direct capitalization	Capitalization rate	5.2% — 20.5% (10.3%)
Investment in operating leases and other operating assets	12,465	Discounted cash flows	Discount rate	3.3% — 18.0% (6.4%)
Land and buildings undeveloped or under construction	5,990	Discounted cash flows	Discount rate	6.0% — 9.6% (8.2%)
Certain investment in affiliates	4,212	Discounted cash flows	Discount rate	5.0% — 9.2% (8.8%)

	¥90,331

The Company and its subsidiaries generally use discounted cash flow methodologies or similar internally developed models to determine the fair value of Level 3 assets and liabilities. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on the fair value.

Certain of these unobservable inputs will (in isolation) have a directionally consistent impact on the fair value of the asset or liability for a given change in that input. Alternatively, the fair value of the asset or liability may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset or liability, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular asset or liability. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated to one another), which may counteract or magnify the fair value impact.

For more analysis of the sensitivity of each input, see the description of the valuation process and the main valuation methodologies used for assets and liabilities measured at fair value.

4.	Credit Quality of Financing Receivables and the Allowance for Credit Losses

The Company and its subsidiaries adopted Accounting Standards Update 2010-20 (“Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”—ASC 310 (“Receivables”)). This Update enhances disclosures about the credit quality of financing receivables and the allowance for credit losses, and requires an entity to provide the following information disaggregated by portfolio segment and class of financing receivable.

Allowance for credit losses—by portfolio segment

Credit quality of financing receivables—by class

•	Impaired loans

•	Credit quality indicators

•	Non-accrual and past-due financing receivables

Information about troubled debt restructurings—by class

A portfolio segment is defined as the level at which an entity develops and documents a systematic methodology to determine its allowance for credit losses. The Company and its subsidiaries classify our portfolio segments by instruments of loans and direct financing leases. Classes of financing receivables are determined based on the initial measurement attribute, risk characteristics of the financing receivables and the method for monitoring and assessing obligors’ credit risk, and are defined as the level of detail necessary for a financial statement user to understand the risks inherent in the financing receivables. Classes of financing receivables generally are a disaggregation of a portfolio segment, and the Company and its subsidiaries disaggregate our portfolio segments into classes by regions, instruments or industries of our debtors.

The following table provides information about the allowance for credit losses as of March 31, 2012, for the nine and three months ended December 31, 2011 and for the nine and three months ended December 31, 2012:

	Nine months ended December 31, 2011
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate
		Non-recourse loans	Other	Purchased loans *1
Allowance for credit losses:
Beginning balance	¥17,096	¥27,426	¥70,972	¥17,455	¥21,201	¥154,150
Provision charged to income	576	889	3,669	1,465	1,645	8,244
Charge-offs	(1,292)	(5,535)	(17,215)	(269)	(5,256)	(29,567)
Recoveries	35	16	1,022	0	31	1,104
Other *2	(26)	(1,300)	(464)	(166)	(437)	(2,393)

Ending balance	¥16,389	¥21,496	¥57,984	¥18,485	¥17,184	¥131,538

Individually evaluated for impairment	2,850	18,417	47,786	16,668	0	85,721
Not individually evaluated for impairment	13,539	3,079	10,198	1,817	17,184	45,817

Financing receivables:
Ending balance	¥860,330	¥793,787	¥977,289	¥100,795	¥839,630	¥3,571,831

Individually evaluated for impairment	8,930	66,606	174,899	31,522	0	281,957
Not individually evaluated for impairment	851,400	727,181	802,390	69,273	839,630	3,289,874

	Three months ended December 31, 2011
	Millions of yen
	Loans					Total
	Consumer	Corporate			Direct financing leases
		Non-recourse loans	Other	Purchased loans *1
Allowance for credit losses:
Beginning Balance	¥16,580	¥23,086	¥62,663	¥17,994	¥18,811	¥139,134
Provision charged to income	5	137	(1,781)	568	542	(529)
Charge-offs	(207)	(1,980)	(3,399)	(112)	(2,262)	(7,960)
Recoveries	5	0	373	0	17	395
Other *3	6	253	128	35	76	498

Ending Balance	¥16,389	¥21,496	¥57,984	¥18,485	¥17,184	¥131,538

	As of March 31, 2012
	Millions of yen
	Loans					Total
	Consumer	Corporate			Direct financing leases
		Non-recourse loans	Other	Purchased loans *1
Allowance for credit losses:
Ending balance	¥16,140	¥23,505	¥60,266	¥19,825	¥16,852	¥136,588

Individually evaluated for impairment	3,002	20,657	49,853	17,895	0	91,407
Not individually evaluated for impairment	13,138	2,848	10,413	1,930	16,852	45,181

Financing receivables:
Ending balance	¥881,483	¥775,465	¥995,246	¥97,559	¥900,886	¥3,650,639

Individually evaluated for impairment	9,021	82,957	166,889	34,907	0	293,774
Not individually evaluated for impairment	872,462	692,508	828,357	62,652	900,886	3,356,865

	Nine months ended December 31, 2012
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses:
Beginning balance	¥16,140	¥23,505	¥60,266	¥19,825	¥16,852	¥136,588
Provision charged to income	1,928	402	(1,135)	1,767	1,669	4,631
Charge-offs	(2,339)	(2,777)	(13,838)	(8,755)	(3,394)	(31,103)
Recoveries	240	3	845	0	434	1,522
Other *4	213	14	411	130	243	1,011

Ending balance	¥16,182	¥21,147	¥46,549	¥12,967	¥15,804	¥112,649

Individually evaluated for impairment	3,191	18,998	38,856	10,879	0	71,924
Not individually evaluated for impairment	12,991	2,149	7,693	2,088	15,804	40,725

Financing receivables:
Ending balance	¥1,157,089	¥633,585	¥897,752	¥75,314	¥955,087	¥3,718,827

Individually evaluated for impairment	10,282	81,563	129,186	25,891	0	246,922
Not individually evaluated for impairment	1,146,807	552,022	768,566	49,423	955,087	3,471,905

	Three months ended December 31, 2012
	Millions of yen
	Loans				Direct financing leases	Total
	Consumer	Corporate		Purchased loans *1
		Non-recourse loans	Other
Allowance for credit losses:
Beginning balance	¥15,785	¥20,518	¥52,077	¥13,871	¥15,268	¥117,519
Provision charged to income	987	150	(464)	705	450	1,828
Charge-offs	(636)	(1,240)	(6,156)	(1,842)	(820)	(10,694)
Recoveries	34	2	123	0	406	565
Other *3	12	1,717	969	233	500	3,431

Ending balance	¥16,182	¥21,147	¥46,549	¥12,967	¥15,804	¥112,649

*1	Purchased loans represent loans with evidence of deterioration of credit quality since origination and for which it is probable at acquisition that collection of all contractually required payments from the debtors is unlikely in accordance with ASC 310-30 (“Receivables—Loans and Debt Securities Acquired with Deteriorated Credit Quality”).
*2	Other includes mainly foreign currency translation adjustments and amounts reclassified to discontinued operations.
*3	Other includes mainly foreign currency translation adjustments.
*4	Other includes mainly foreign currency translation adjustments and decrease in allowance related to a newly consolidated subsidiary.

In developing the allowance for credit losses, the Company and its subsidiaries consider, among other things, the following factors:

•	business characteristics and financial conditions of obligors;

•	current economic conditions and trends;

•	prior charge-off experience;

•	current delinquencies and delinquency trends; and

•	value of underlying collateral and guarantees.

The Company and its subsidiaries individually develop the allowance for credit losses for impaired loans. For non-impaired loans, including loans that are not individually evaluated for impairment, and direct financing leases, the Company and its subsidiaries evaluate prior charge-off experience as segmented by debtor’s industry and the purpose of the loans and develop the allowance for credit losses based on such prior charge-off experience as well as current economic conditions.

In common with all portfolio segments, a deterioration of debtors’ condition may increase the risk of delay in payments of principal and interest. For loans to consumer borrowers, the amount of the allowance for credit losses is changed by the variation of individual debtors’ creditworthiness and value of underlying collateral and guarantees, and the prior charge-off experience. For loans to corporate other borrowers and direct financing leases, the amount of the allowance for credit losses is changed by current economic conditions and trends, the value of underlying collateral and guarantees, and the prior charge-off experience in addition to the debtors’ creditworthiness.

The decline of the value of underlying collateral and guarantees may increase the risk of inability to collect from the loans and direct financing leases. Particularly for non-recourse loans for which cash flow from real estate is the source of repayment, their collection depends on the real estate collateral value, which may decline as a result of decrease in liquidity of the real estate market, rise in vacancy rate of rental properties, fall in rents and other factors. These risks may change the amount of the allowance for credit losses. For purchased loans, their collection may decrease due to a decline in the real estate collateral value and debtors’ creditworthiness. Thus, these risks may change the amount of the allowance for credit losses.

In common with all portfolio segments, the Company and its subsidiaries charge off doubtful receivables when the likelihood of any future collection is believed to be minimal based upon an evaluation of the relevant debtors’ creditworthiness and the liquidation status of collateral mainly.

The following table provides information about the impaired loans as of March 31, 2012 and December 31, 2012:

	March 31, 2012
		Millions of yen
Portfolio segment	Class	Loans individually evaluated for impairment	Unpaid principal balance	Related allowance
With no related allowance recorded *1:		¥74,836	¥74,581	¥0
Consumer borrowers	Housing loans	1,438	1,421	0
	Other	0	0	0
Corporate borrowers		73,398	73,160	0
Non-recourse loans	Japan	29,471	29,455	0
	U.S.	4,565	4,565	0
Other	Real estate companies	8,120	8,102	0
	Entertainment companies	11,893	11,718	0
	Other	19,349	19,320	0
Purchased loans		0	0	0
With an allowance recorded *2:		218,938	217,560	91,407
Consumer borrowers	Housing loans	7,583	7,566	3,002
	Other	0	0	0
Corporate borrowers		176,448	175,087	70,510
Non-recourse loans	Japan	14,677	14,661	5,602
	U.S.	34,244	34,150	15,055
Other	Real estate companies	65,888	65,412	26,108
	Entertainment companies	9,867	9,667	3,181
	Other	51,772	51,197	20,564
Purchased loans		34,907	34,907	17,895

Total:		¥293,774	¥292,141	¥91,407

Consumer borrowers	Housing loans	9,021	8,987	3,002

	Other	0	0	0

Corporate borrowers		249,846	248,247	70,510

Non-recourse loans	Japan	44,148	44,116	5,602

	U.S.	38,809	38,715	15,055

Other	Real estate companies	74,008	73,514	26,108

	Entertainment companies	21,760	21,385	3,181

	Other	71,121	70,517	20,564

Purchased loans		34,907	34,907	17,895

	December 31, 2012
		Millions of yen
Portfolio segment	Class	Loans individually evaluated for impairment	Unpaid principal balance	Related allowance
With no related allowance recorded *1:		¥62,909	¥62,752	¥0
Consumer borrowers	Housing loans	981	964	0
	Card loans	0	0	0
	Other	0	0	0
Corporate borrowers		61,928	61,788	0
Non-recourse loans	Japan	23,978	23,940	0
	U.S.	9,195	9,195	0
Other	Real estate companies	9,539	9,513	0
	Entertainment companies	7,105	7,038	0
	Other	12,111	12,102	0
Purchased loans		0	0	0

With an allowance recorded *2:		184,013	182,492	71,924
Consumer borrowers	Housing loans	7,598	7,572	2,708
	Card loans	1,434	1,431	435
	Other	269	269	48
Corporate borrowers		148,821	147,329	57,854
Non-recourse loans	Japan	11,096	11,091	4,787
	U.S.	37,294	37,156	14,211
Other	Real estate companies	43,632	43,137	16,578
	Entertainment companies	6,649	6,412	2,646
	Other	50,150	49,533	19,632
Purchased loans		25,891	25,891	10,879

Total:		¥246,922	¥245,244	¥71,924

Consumer borrowers	Housing loans	8,579	8,536	2,708

	Card loans	1,434	1,431	435

	Other	269	269	48

Corporate borrowers		210,749	209,117	57,854

Non-recourse loans	Japan	35,074	35,031	4,787

	U.S.	46,489	46,351	14,211

Other	Real estate companies	53,171	52,650	16,578

	Entertainment companies	13,754	13,450	2,646

	Other	62,261	61,635	19,632

Purchased loans		25,891	25,891	10,879

*1	“With no related allowance recorded” represents impaired loans with no allowance for credit losses as all amounts are considered to be collectible.
*2	“With an allowance recorded” represents impaired loans with the allowance for credit losses as all or a part of the amounts are not considered to be collectible.

The Company and its subsidiaries recognize installment loans other than purchased loans and loans to consumer borrowers as impaired loans when principal or interest is past-due 90 days or more, or it is probable that the Company and its subsidiaries will be unable to collect all amounts due according to the contractual terms of the loan agreements due to various debtor conditions, including insolvency filings, suspension of bank transactions, dishonored bills and deterioration of businesses. For non-recourse loans, in addition to these conditions, the Company and its subsidiaries perform an impairment review using financial covenants, acceleration clauses, loan-to-value ratios, and other relevant available information.

For purchased loans, the Company and its subsidiaries recognize them as impaired loans when it is probable that the Company and its subsidiaries will be unable to collect book values of the remaining investment due to factors such as a decline in the real estate collateral value and debtors’ creditworthiness since the acquisition of these loans.

The Company and its subsidiaries consider that loans to consumer borrowers, including housing loans, card loans and other, are impaired when terms of these loans are modified as troubled debt restructurings.

Interest payments received on impaired loans other than purchased loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal. For purchased loans, although the acquired assets may remain loans in legal form, collections on these loans often do not reflect the normal historical experience of collecting delinquent accounts, and the need to tailor individual collateral-realization strategies often makes it difficult to reliably estimate the amount, timing, or nature of collections. Accordingly, the Company and its subsidiaries use the cost recovery method of income recognition for such purchased loans regardless of whether impairment is recognized or not.

In common with all classes, impaired loans are individually evaluated for a valuation allowance based on the present value of expected future cash flows, the loan’s observable market price or the fair value of the collateral securing the loans if the loans are collateral-dependent. For non-recourse loans, in principle, the estimated collectible amount is determined based on the fair value of the collateral securing the loans as they are collateral-dependent. Further for certain non-recourse loans, the estimated collectible amount is determined based on the present value of expected future cash flows. The fair value of the real estate collateral securing the loans is determined using appraisals prepared by independent third-party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate. We generally obtain a new appraisal once a fiscal year. In addition, we periodically monitor circumstances of the real estate collateral and then obtain a new appraisal in situations involving a significant change in economic and/or physical conditions which may materially affect its fair value. Non-recourse loans in the U.S. consist mainly of commercial mortgage loans held by the newly consolidated VIEs resulting from the application of new accounting standards in the fiscal year ended March 31, 2011 relating to the consolidation of VIEs (see Note 7 “Variable Interest Entities”). For impaired purchased loans, the Company and its subsidiaries develop the allowance for credit losses based on the difference between the book value and the estimated collectible amount of such loans.

The following table provides information about the average recorded investments in impaired loans and interest income on impaired loans for the nine and three months ended December 31, 2011 and 2012:

	Nine months ended December 31, 2011
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers	Housing loans	¥8,911	¥147	¥140
	Other	0	0	0
Corporate borrowers		253,395	3,931	3,254
Non-recourse loans	Japan	26,490	471	458
	U.S	42,047	653	539
Other	Real estate companies	86,650	1,106	898
	Entertainment companies	26,805	630	542
	Other	71,403	1,071	817
Purchased loans		33,853	0	0

Total		¥296,159	¥4,078	¥3,394

	Nine months ended December 31, 2012
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers	Housing loans	¥8,669	¥153	¥118
	Card loans	499	8	6
	Other	99	2	2
Corporate borrowers		233,227	3,356	3,232
Non-recourse loans	Japan	40,748	210	207
	U.S.	42,970	1,170	1,170
Other	Real estate companies	66,050	750	696
	Entertainment companies	17,545	327	316
	Other	65,914	899	843
Purchased loans		29,245	0	0

Total		¥271,739	¥3,519	¥3,358

	Three months ended December 31, 2011
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers	Housing loans	¥9,268	¥62	¥59
	Other	0	0	0
Corporate borrowers		247,534	1,127	1,025
Non-recourse loans	Japan	32,007	111	111
	U.S.	36,092	157	156
Other	Real estate companies	81,688	427	392
	Entertainment companies	24,592	171	171
	Other	73,155	261	195
Purchased loans		31,743	0	0

Total		¥288,545	¥1,189	¥1,084

	Three months ended December 31, 2012
		Millions of yen
Portfolio segment	Class	Average recorded investments in impaired loans *	Interest income on impaired loans	Interest on impaired loans collected in cash
Consumer borrowers	Housing loans	¥8,657	¥74	¥74
	Card loans	998	6	5
	Other	197	1	1
Corporate borrowers		217,314	1,046	1,018
Non-recourse loans	Japan	35,752	44	44
	U.S.	45,732	385	385
Other	Real estate companies	59,450	242	226
	Entertainment companies	14,538	59	56
	Other	61,842	316	307
Purchased loans		26,727	0	0

Total		¥253,893	¥1,127	¥1,098

*	Average balances are calculated on the basis of fiscal beginning and quarter-end balances.

The following table provides information about the credit quality indicators as of March 31, 2012 and December 31, 2012:

	March 31, 2012
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers	Housing loans	¥849,303	¥9,021	¥8,603	¥17,624	¥866,927
	Other	14,555	0	1	1	14,556
Corporate borrowers		1,520,865	249,846	0	249,846	1,770,711
Non-recourse loans	Japan	181,991	44,148	0	44,148	226,139
	U.S.	510,517	38,809	0	38,809	549,326
Other	Real estate companies	267,294	74,008	0	74,008	341,302
	Entertainment companies	115,484	21,760	0	21,760	137,244
	Other	445,579	71,121	0	71,121	516,700
Purchased loans		62,652	34,907	0	34,907	97,559
Direct financing leases	Japan	658,277	0	14,406	14,406	672,683
	Overseas	225,168	0	3,035	3,035	228,203

Total		¥3,330,820	¥293,774	¥26,045	¥319,819	¥3,650,639

	December 31, 2012
		Millions of yen
			Non-performing
Portfolio segment	Class	Performing	Loans individually evaluated for impairment	90+ days past-due loans not individually evaluated for impairment	Subtotal	Total
Consumer borrowers	Housing loans	¥889,937	¥8,579	¥6,625	¥15,204	¥905,141
	Card loans	220,861	1,434	622	2,056	222,917
	Other	28,306	269	456	725	29,031
Corporate borrowers		1,320,588	210,749	0	210,749	1,531,337
Non-recourse loans	Japan	131,214	35,074	0	35,074	166,288
	U.S.	420,808	46,489	0	46,489	467,297
Other	Real estate companies	225,395	53,171	0	53,171	278,566
	Entertainment companies	111,620	13,754	0	13,754	125,374
	Other	431,551	62,261	0	62,261	493,812
Purchased loans		49,423	25,891	0	25,891	75,314
Direct financing leases	Japan	676,820	0	12,781	12,781	689,601
	Overseas	262,019	0	3,467	3,467	265,486

Total		¥3,447,954	¥246,922	¥23,951	¥270,873	¥3,718,827

In common with all classes, the Company and its subsidiaries monitor the credit quality indicators as performing and non-performing assets. The category of non-performing assets includes financing receivables for debtors who have filed for insolvency proceedings, whose bank transactions are suspended, whose bills are dishonored, whose businesses have deteriorated, or whose repayment is past-due 90 days or more, and financing receivables modified as troubled debt restructurings, and performing assets include all other financing receivables. Regarding purchased loans, they are classified as non-performing assets when considered impaired, while all the other loans are included in the category of performing assets.

Out of non-performing assets, the Company and its subsidiaries consider smaller balance homogeneous loans, including housing loans which are not restructured and direct financing leases, as 90 days or more past-due financing receivables not individually evaluated for impairment, and consider the others as loans individually evaluated for impairment. After the Company and its subsidiaries have set aside provision for those non-performing assets, the Company and its subsidiaries continue to monitor at least on a quarterly basis the quality of any underlying collateral, the status of management of the debtors and other important factors in order to report to management and develop additional provision as necessary.

The following table provides information about the non-accrual and past-due financing receivables as of March 31, 2012 and December 31, 2012:

	March 31, 2012
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables	Non-accrual
Consumer borrowers	Housing loans	¥3,518	¥12,942	¥16,460	¥866,927	¥12,942
	Other	33	1	34	14,556	1
Corporate borrowers		83,316	112,537	195,853	1,770,711	112,537
Non-recourse loans	Japan	10,306	14,134	24,440	226,139	14,134
	U.S.	71,042	14,689	85,731	549,326	14,689
Other	Real estate companies	809	42,831	43,640	341,302	42,831
	Entertainment companies	2	2,362	2,364	137,244	2,362
	Other	1,157	38,521	39,678	516,700	38,521
Direct financing leases	Japan	2,724	14,406	17,130	672,683	14,406
	Overseas	2,007	3,035	5,042	228,203	3,035

Total		¥91,598	¥142,921	¥234,519	¥3,553,080	¥142,921

	December 31, 2012
		Millions of yen
		Past-due financing receivables
Portfolio segment	Class	30-89 days past-due	90 days or more past-due	Total past-due	Total financing receivables	Non-accrual
Consumer borrowers	Housing loans	¥3,178	¥10,487	¥13,665	¥905,141	¥10,487
	Card loans	524	880	1,404	222,917	880
	Other	231	459	690	29,031	459
Corporate borrowers		98,541	85,063	183,604	1,531,337	85,063
Non-recourse loans	Japan	0	23,253	23,253	166,288	23,253
	U.S.	93,071	8,514	101,585	467,297	8,514
Other	Real estate companies	220	26,376	26,596	278,566	26,376
	Entertainment companies	1,048	1,049	2,097	125,374	1,049
	Other	4,202	25,871	30,073	493,812	25,871
Direct financing leases	Japan	1,451	12,781	14,232	689,601	12,781
	Overseas	3,544	3,467	7,011	265,486	3,467

Total		¥107,469	¥113,137	¥220,606	¥3,643,513	¥113,137

In common with all classes, the Company and its subsidiaries consider financing receivables as past-due financing receivables when principal or interest is past-due 30 days or more. Loans whose terms have been modified are not classified as past-due financing receivables if the principals and interests are not past-due 30 days or more in accordance with the modified terms.

The Company and its subsidiaries suspend accruing revenues on past-due installment loans and direct financing leases when principal or interest is past-due 90 days or more, or earlier, if management determines that their collections are doubtful based on factors such as individual debtors’ creditworthiness, historical loss experience, current delinquencies and delinquency trends. Cash repayments received on non-accrual loans are applied first against past due interest and then any surpluses are applied to principal in view of the conditions of the contract and obligors. The Company and its subsidiaries return to accrual status non-accrual loans and lease receivables when it becomes probable that the Company and its subsidiaries will be able to collect all amounts due according to the contractual terms of these loans and lease receivables, as evidenced by continual payments from the debtors. The period of such continual payments before returning to accrual status varies depending on factors that we consider are relevant in assessing the debtor’s creditworthiness, such as the debtor’s business characteristics and financial conditions as well as relevant economic conditions and trends.

The following table provides information about troubled debt restructurings of financing receivables that occurred during the nine months ended December 31, 2011 and 2012, and during the three months ended December 31, 2011 and 2012:

	Nine months ended December 31, 2011
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers	Housing loans	¥1,468	¥1,359
Corporate borrowers		19,929	19,064
Non-recourse loans	Japan	943	943
	U.S.	5,171	5,035
Other	Real estate companies	4,601	4,395
	Other	9,214	8,691

Total		¥21,397	¥20,423

	Nine months ended December 31, 2012
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers	Housing loans	¥807	¥612
	Card loans	1,158	771
	Others	372	244
Corporate borrowers		4,188	3,904
Non-recourse loans	Japan	2,245	2,245
	U.S.	700	700
Other	Real estate companies	388	323
	Other	855	636

Total		¥6,525	¥5,531

	Three months ended December 31, 2011
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers	Housing loans	¥176	¥112
Corporate borrowers		3,152	2,874
Non-recourse loans	U.S.	922	920
Other	Real estate companies	1,139	1,050
	Other	1,091	904

Total		¥3,328	¥2,986

	Three months ended December 31, 2012
		Millions of yen
Portfolio segment	Class	Pre-modification outstanding recorded investment	Post-modification outstanding recorded investment
Consumer borrowers	Housing loans	¥375	¥225
	Card loans	498	323
	Others	185	113
Corporate borrowers		1,215	1,119
Non-recourse loans	U.S.	700	700
Other	Real estate companies	274	213
	Other	241	206

Total		¥2,273	¥1,780

A troubled debt restructuring is defined as a restructuring of a financing receivable in which the creditor grants a concession to the debtor for economic or other reasons related to the debtor’s financial difficulties.

The Company and its subsidiaries offer various types of concessions to our debtors to protect as much of our investment as possible in troubled debt restructurings. For the debtors of non-recourse loans, the Company and its subsidiaries offer concessions including an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. For the debtors of all financing receivables other than non-recourse loans, the Company and its subsidiaries offer concessions such as a reduction of the loan principal, a temporary reduction in the interest payments, or an extension of the maturity date at an interest rate lower than the current market rate for a debt with similar risk characteristics. In addition, the Company and its subsidiaries may acquire collateral assets from the debtors in troubled debt restructurings to satisfy fully or partially the loan principal or past due interest.

In common with all portfolio segments, financing receivables modified as troubled debt restructurings are recognized as impaired and are individually evaluated for a valuation allowance. In most cases, these financing receivables have already been considered impaired and individually evaluated for allowance for credit losses prior to the restructurings. However, as a result of the restructuring, the Company and its subsidiaries may recognize additional provision for the restructured receivables.

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from December 31, 2011 and for which there was a payment default during the nine months ended December 31, 2011 and the three months ended December 31, 2011:

	Nine months ended December 31, 2011
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers	Housing loans	¥33
Corporate borrowers		1,254
Other	Real estate companies	60
	Others	1,194

Total		¥1,287

	Three months ended December 31, 2011
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers	Housing loans	¥33
Corporate borrowers		10
Other	Others	10

Total		¥43

The following table provides information about financing receivables modified as troubled debt restructurings within the previous 12 months from December 31, 2012 and for which there was a payment default during the nine months ended December 31, 2012 and the three months ended December 31, 2012:

	Nine months ended December 31, 2012
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers	Housing loans	¥153
	Card loans	4
	Other	2
Corporate borrowers		291
Other	Real estate companies	246
	Other	45

Total		¥450

	Three months ended December 31, 2012
		Millions of yen
Portfolio segment	Class	Recorded investment
Consumer borrowers	Housing loans	¥64
	Card loans	4
	Other	2
Corporate borrowers		45
Other	Other	45

Total		¥115

The Company and its subsidiaries consider financing receivables whose terms have been modified in a restructuring as defaulted receivables when principal or interest is past-due 90 days or more in accordance with the modified terms.

In common with all portfolio segments, the Company and its subsidiaries suspend accruing revenues and may recognize additional provision as necessary for the defaulted financing receivables.

5.	Investment in Securities

Investment in securities at March 31, 2012 and December 31, 2012 consists of the following:

	Millions of yen
	March 31, 2012	December 31, 2012
Trading securities	¥12,817	¥20,072
Available-for-sale securities	886,487	754,286
Held-to-maturity securities	43,830	74,848
Other securities	204,256	210,120

	¥1,147,390	¥1,059,326

Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds carried at an amount that reflects equity income and loss based on the Company’s share.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities and held-to-maturity securities in each major security type at March 31, 2012 and December 31, 2012 are as follows:

March 31, 2012

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥219,729	¥1,191	¥(5)	¥220,915
Japanese prefectural and foreign municipal bond securities	56,108	1,358	(107)	57,359
Corporate debt securities	280,540	2,325	(2,643)	280,222
Specified bonds issued by SPEs in Japan	140,054	192	(1,094)	139,152
CMBS and RMBS in the U.S., and other asset-backed securities	95,788	3,078	(3,538)	95,328
Other debt securities	7,961	449	0	8,410
Equity securities	61,773	26,853	(3,525)	85,101

	861,953	35,446	(10,912)	886,487

Held-to-maturity:
Japanese government bond securities and other	43,830	2,819	0	46,649

	¥905,783	¥38,265	¥(10,912)	¥933,136

December 31, 2012

	Millions of yen
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Japanese and foreign government bond securities	¥273,328	¥1,349	¥(53)	¥274,624
Japanese prefectural and foreign municipal bond securities	55,207	2,462	(10)	57,659
Corporate debt securities	202,503	2,195	(1,856)	202,842
Specified bonds issued by SPEs in Japan	70,672	212	(1,054)	69,830
CMBS and RMBS in the U.S., and other asset-backed securities	67,905	3,247	(2,172)	68,980
Other debt securities	8,599	924	0	9,523
Equity securities	51,946	19,721	(839)	70,828

	730,160	30,110	(5,984)	754,286

Held-to-maturity:
Japanese government bond securities and other	74,848	2,808	(213)	77,443

	¥805,008	¥32,918	¥(6,197)	¥831,729

The unrealized losses of ¥857 million and ¥497 million of debt securities for which an other-than-temporary impairment related to the credit loss had been recognized in earnings according to ASC 320-10-35-34 (“Investments—Debt and Equity Securities—Recognition of Other-Than-Temporary Impairments”) were included in the gross unrealized losses of CMBS and RMBS in the U.S., and other asset-backed securities (before taxes) at March 31, 2012 and December 31, 2012, respectively. The unrealized losses are other-than-temporary impairment related to the non-credit losses and recorded as accumulated other comprehensive income.

The following table provides information about available-for-sale securities and held-to-maturity securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss portion as of March 31, 2012 and December 31, 2012, respectively.

March 31, 2012

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥74,978	¥(5)	¥0	¥0	¥74,978	¥(5)
Japanese prefectural and foreign municipal bond securities	11,316	(107)	0	0	11,316	(107)
Corporate debt securities	23,568	(208)	24,982	(2,435)	48,550	(2,643)
Specified bonds issued by SPEs in Japan	32,139	(499)	29,826	(595)	61,965	(1,094)
CMBS and RMBS in the U.S., and other asset-backed securities	29,586	(198)	11,316	(3,340)	40,902	(3,538)
Equity securities	14,097	(2,092)	11,239	(1,433)	25,336	(3,525)

	¥185,684	¥(3,109)	¥77,363	¥(7,803)	¥263,047	¥(10,912)

December 31, 2012

	Millions of yen
	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Available-for-sale:
Japanese and foreign government bond securities	¥139,901	¥(53)	¥0	¥0	¥139,901	¥(53)
Japanese prefectural and foreign municipal bond securities	12,739	(10)	0	0	12,739	(10)
Corporate debt securities	32,012	(366)	17,787	(1,490)	49,799	(1,856)
Specified bonds issued by SPEs in Japan	34,413	(703)	4,310	(351)	38,723	(1,054)
CMBS and RMBS in the U.S., and other asset-backed securities	1,613	(44)	8,860	(2,128)	10,473	(2,172)
Equity securities	9,513	(535)	3,464	(304)	12,977	(839)

	¥230,191	¥(1,711)	¥34,421	¥(4,273)	¥264,612	¥(5,984)

Held-to-maturity:
Japanese government bond securities and other	18,306	(213)	0	0	18,306	(213)

	¥248,497	¥(1,924)	¥34,421	¥(4,273)	¥282,918	¥(6,197)

225 and 209 investment securities were in an unrealized loss position as of March 31, 2012 and December 31, 2012, respectively. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates, credit spreads and market trends.

For debt securities, in the case of the fair value being below the amortized cost, the Company and its subsidiaries consider whether those securities are other-than-temporarily impaired using all available information about the collectibility. The Company and its subsidiaries consider that an other-than-temporary impairment has occurred if (1) the Company and its subsidiaries intend to sell the debt security; (2) it is more likely than not that the Company and its subsidiaries will be required to sell the debt security before recovery of its amortized cost basis, or (3) the Company and its subsidiaries do not expect to recover the entire amortized cost of the security (that is, a credit loss exists). In assessing whether a credit loss exists, the Company and its subsidiaries compare the present value of the expected cash flows to the security’s amortized cost basis at the balance sheet date.

Debt securities with unrealized loss position mainly include corporate debt securities in Japan, specified bonds issued by special purpose entities in Japan and CMBS and RMBS.

The unrealized loss associated with corporate debt securities is primarily due to changes in the market interest rate and risk premium. Considering all available information to assess the collectibility of those investments (such as the financial condition of and business prospects for the issuers), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at December 31, 2012.

The unrealized loss associated with specified bonds is primarily due to changes in the market interest rate and risk premium because of deterioration in the domestic real estate market and the credit crunch in the capital and financial markets. Considering all available information to assess the collectibility of those investments (such as performance and value of the underlying real estate, and seniority of the bonds), the Company and its subsidiaries believe that the Company and its subsidiaries are able to recover the entire amortized cost basis of those investments. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at December 31, 2012.

The unrealized loss associated with CMBS and RMBS is primarily caused by changes in credit spreads and interest rates. In order to determine whether a credit loss exists, the Company and its subsidiaries estimate the present value of anticipated cash flows, discounted at the current yield to accrete the security. The cash flows are estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security. Then, a credit loss is assessed by comparing the present value of the expected cash flows to the security’s amortized cost basis. Based on that assessment, the Company and its subsidiaries expect to recover the entire amortized cost basis. Because the Company and its subsidiaries do not intend to sell the investments and it is not more likely than not that the Company and its subsidiaries will be required to sell the investments before recovery of their amortized cost basis, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at December 31, 2012.

For equity securities with unrealized losses, the Company and its subsidiaries consider various factors to determine whether the decline is other-than-temporary, including the length of time and the extent to which the fair value has been less than the carrying value and the issuer’s specific economic conditions as well as the ability and intent to hold these securities for a period of time sufficient to recover the securities’ carrying amounts. Based on our ongoing monitoring process, the Company and its subsidiaries do not consider these investments to be other-than-temporarily impaired at December 31, 2012.

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for nine months ended December 31, 2011 and 2012 are as follows:

	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2012
Total other-than-temporary impairment losses	¥10,463	¥20,891
Portion of loss recognized in other comprehensive income (before taxes)	(598)	(130)

Net impairment losses recognized in earnings	¥9,865	¥20,761

The total other-than-temporary impairment with an offset for the amount of the total other-than-temporary impairment recognized in other comprehensive income (loss) for three months ended December 31, 2011 and 2012 are as follows:

	Millions of yen
	Three months ended December 31, 2011	Three months ended December 31, 2012
Total other-than-temporary impairment losses	¥3,370	¥9,213
Portion of loss recognized in other comprehensive income (before taxes)	(134)	(128)

Net impairment losses recognized in earnings	¥3,236	¥9,085

In the tables above, other-than-temporary impairment losses related to debt securities are recognized mainly on certain specified bonds, which have experienced credit losses due to significant decline in the value of the underlying assets, as well as on certain mortgage-backed and other asset-backed securities, which have experienced credit losses due to a decrease in cash flows attributable to significant default and bankruptcies on the underlying loans. Because the Company and its subsidiaries do not intend to sell these securities and it is not more likely than not that the Company and its subsidiaries will be required to sell these securities before recovery of their amortized cost basis, the Company and its subsidiaries charged only the credit loss component of the total impairment to earnings with the remaining non-credit component recognized in other comprehensive income (loss). The credit loss assessment was made by comparing the securities’ amortized cost basis with the portion of the estimated fair value of the underlying assets available to repay the specified bonds, or with the present value of the expected cash flows from the mortgage-backed and other asset-backed securities, that were estimated based on a number of assumptions such as default rate and prepayment speed, as well as seniority of the security.

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings for nine months ended December 31, 2011 and 2012 are as follows:

	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2012
Beginning	¥9,022	¥8,199
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	3,261	110
Credit loss for which an other-than-temporary impairment was previously recognized	72	651
Reduction during the period:
For securities sold	(2,130)	(899)
Due to change in intent to sell or requirement to sell	(997)	(595)

Ending	¥9,228	¥7,466

Roll-forwards of the amount related to credit losses on other-than-temporarily impaired debt securities recognized in earnings for three months ended December 31, 2011 and 2012 are as follows:

	Millions of yen
	Three months ended December 31, 2011	Three months ended December 31, 2012
Beginning	¥7,830	¥8,194
Addition during the period:
Credit loss for which an other-than-temporary impairment was not previously recognized	2,556	0
Credit loss for which an other-than-temporary impairment was previously recognized	54	293
Reduction during the period:
For securities sold	(947)	(692)
Due to change in intent to sell or requirement to sell	(265)	(329)

Ending	¥9,228	¥7,466

The aggregate carrying amount of other securities accounted for under the cost method totaled ¥84,431 million and ¥84,399 million at March 31, 2012 and December 31, 2012, respectively. Investments with an aggregated cost of ¥74,716 million and ¥82,042 million were not evaluated for impairment because the Company and its subsidiaries did not identify any events or changes in circumstances that might have had a significant adverse effect on the fair value of these investments and it was not practicable to estimate the fair value of the investments.

The following table provides information about fund investments for which the Company and its subsidiaries use the funds’ net asset values per share (or its equivalent) as a practical expedient to measure fair value at March 31, 2012 and December 31, 2012:

March 31, 2012

Type of fund investment	Fair value (Millions of yen)	Redemption frequency (If currently eligible)	Redemption notice period
Hedge fund*	¥5,178	Monthly – Quarterly	5 days – 60 days

Total	¥5,178	—	—

December 31, 2012
Type of fund investment	Fair value (Millions of yen)	Redemption frequency (If currently eligible)	Redemption notice period
Hedge fund*	¥2,230	Monthly – Quarterly	5 days – 60 days

Total	¥2,230	—	—

*	This category includes several hedge funds that seek profits using investment strategies such as managed futures, global macro and relative value. The fair value of the investments in this category is calculated based on the net asset value of the investees.

Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥11,235 million and ¥8,770 million, for the nine months ended December 31, 2011 and 2012, respectively. Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥3,756 million and ¥2,137 million, for the three months ended December 31, 2011 and 2012, respectively.

6.	Securitization Transactions

The Company and its subsidiaries have securitized various financial assets such as direct financing lease receivables, installment loans (commercial mortgage loans, housing loans and other) and investment in securities.

In the securitization process, these financial assets are transferred to various vehicles (the “SPEs”), such as trusts and special-purpose companies that issue beneficial interests of the securitization trusts and securities backed by the financial assets to investors. The cash flows collected from these assets transferred to the SPEs are then used to repay these asset-backed beneficial interests and securities. As the transferred assets are isolated from the Company and its subsidiaries, the investors and the SPEs have no recourse to other assets of the Company and its subsidiaries in cases where the debtors or the issuers of the transferred financial assets fail to perform under the original terms of those financial assets. The Company and its subsidiaries often retain interests in the SPEs in the form of the beneficial interest of the securitization trusts. Those interests that continue to be held include interests in the transferred assets and are often subordinate to other tranche(s) of the securitization. Those beneficial interests that continue to be held by the Company and its subsidiaries are subject to credit risk, interest rate risk and prepayment risk on the securitized financial assets. With regards to these subordinated interests that the Company and its subsidiaries retain, they are subordinated to the senior investments and are exposed to different credit and prepayment risks, since they first absorb the risk of the decline in the cash flows from the financial assets transferred to the SPEs for defaults and prepayment of the transferred assets. If there is any excess cash remaining in the SPEs after payment to investors in the securitization of the contractual rate of returns, most of such excess cash is distributed to the Company and its subsidiaries for payments of the subordinated interests.

In accordance with ASC 860 (“Transfers and Servicing”) and ASC 810-10 (“Consolidation—Variable Interest Entities”), the SPEs used in securitization transactions have been consolidated if the Company and its subsidiaries are the primary beneficiary of the SPEs. As a result, transfers of the financial assets to those consolidated SPEs are not accounted for as sales. When the Company and its subsidiaries have transferred financial assets to a transferee who is not subject to consolidation, the Company and its subsidiaries account for the transfer as a sale if control over the transferred assets is surrendered. For further information, see Note 7 “Variable Interest Entities.”

During the nine months ended December 31, 2011 and nine months ended December 31, 2012, there was no securitization transaction accounted for as a sale. During the three months ended December 31, 2011 and three months ended December 31, 2012, there was no securitization transaction accounted for as a sale.

Quantitative information about delinquencies, impaired loans and components of financial assets sold on securitization and other assets managed together as of March 31, 2012 and December 31, 2012, and quantitative information about net credit loss for the nine months and for the three months ended December 31, 2011 and 2012 are as follows:

	Millions of yen
	Total principal amount of receivables		Principal amount of receivables that are 90 days or more past-due and impaired loans
	March 31, 2012	December 31, 2012	March 31, 2012	December 31, 2012
Direct financing lease	¥900,886	¥955,087	¥17,441	¥16,248
Installment loans	2,769,898	2,782,375	302,378	254,625

Assets recorded on the balance sheet	3,670,784	3,737,462	319,819	270,873
Direct financing lease sold on securitization	3,969	1,906	0	0

Total assets managed together or sold on securitization	¥3,674,753	¥3,739,638	¥319,819	¥270,873

	Millions of yen
	Credit loss
	Nine months ended December 31, 2011	Nine months ended December 31, 2012	Three months ended December 31, 2011	Three months ended December 31, 2012
Direct financing lease	¥5,225	¥2,960	¥2,245	¥414
Installment loans	23,238	26,621	5,320	9,715

Assets recorded on the balance sheet	28,463	29,581	7,565	10,129
Direct financing lease sold on securitization	0	0	0	0

Total assets managed together or sold on securitization	¥28,463	¥29,581	¥7,565	¥10,129

A certain subsidiary originates and sells loans into the secondary market, while retaining the obligation to service those loans. In addition, it undertakes obligations to service loans originated by others. The servicing assets related to those servicing activities are included in other operating assets and the balances of these servicing assets as of March 31, 2012 and December 31, 2012 were ¥11,533 million and ¥13,321 million, respectively. During the nine months ended December 31, 2011 and 2012, the servicing assets were increased by ¥1,892 million and ¥3,168 million, respectively, mainly from loans sold with servicing retained and decreased by ¥1,834 million and ¥2,077 million, respectively, mainly from amortization and decreased by ¥758 million and increased by ¥697 million from the effects of changes in foreign exchange rates. During the three months ended December 31, 2011 and 2012, the servicing assets were increased by ¥649 million and ¥1,247 million, respectively, mainly from loans sold with servicing retained and decreased by ¥584 million and ¥809 million, respectively, mainly from amortization and increased by ¥152 million and ¥1,361 million from the effects of changes in foreign exchange rates. The fair value of the servicing assets as of March 31, 2012 and December 31, 2012 were ¥13,826 million and ¥17,041 million, respectively.

7.	Variable Interest Entities

The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business.

These SPEs are not always controlled by voting rights, and there are cases where voting rights do not exist for those SPEs. ASC 810-10 (“Consolidation—Variable Interest Entities”) addresses consolidation by business enterprises of SPEs within the scope of the ASC Section. Generally these SPEs are entities where (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties including the equity holders or (b) as a group the holders of the equity investment at risk do not have (1) the ability to make decisions about an entity’s activities that most significantly impact the entity’s economic performance through voting rights or similar rights, or (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity. Entities within the scope of the ASC Section are called variable interest entities (“VIEs”).

According to ASC 810-10 (“Consolidation—Variable Interest Entities”), the Company and its subsidiaries are required to perform a qualitative analysis to identify the primary beneficiary of variable interest entities. An enterprise that has both of the following characteristics is considered to be the primary beneficiary who shall consolidate a variable interest entity:

•	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance

•

The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity

All facts and circumstances are taken into consideration when determining whether the Company and its subsidiaries have variable interests that would deem it the primary beneficiary and therefore require consolidation of the VIE. The Company and its subsidiaries make ongoing reassessment of whether they are the primary beneficiaries of a variable interest entity.

The following are the items that the Company and its subsidiaries are considering in a qualitative assessment.

•	Which activities most significantly impact the economic performance of the VIE and who has the power to direct such activities.

•	Characteristics of the Company and its subsidiaries’ variable interest or interests and other involvements (including involvement of related parties and de facto agents)

•	Involvement of other variable interest holders

•	The entity’s purpose and design, including the risks that the entity was designed to create and pass through to its variable interest holders

The Company and its subsidiaries generally consider the following types of involvement to be significant, when determining the primary beneficiary.

•	Designing the structuring of a transaction

•	Providing an equity investment and debt financing

•	Being the investment manager, asset manager or servicer and receiving variable fees

•	Providing liquidity and other financial support

The Company and its subsidiaries do not have the power to direct activities of VIEs that most significantly impact the VIEs’ economic performance, if that power is shared among multiple unrelated parties. In that case, the Company and its subsidiaries do not consolidate such VIEs.

Information about VIEs for the Company and its subsidiaries are as follows:

1.	Consolidated VIEs

March 31, 2012

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥5,094	¥3,719	¥5,094	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	49,781	28,848	35,486	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	341,421	124,227	245,994	0
(d) VIEs for corporate rehabilitation support business	14,302	205	0	0
(e) VIEs for investment in securities	61,713	7,050	18,365	15
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	465,376	303,784	465,376	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	569,272	575,712	569,263	0
(h) Other VIEs	145,958	62,640	128,950	5,687

Total	¥1,652,917	¥1,106,185	¥1,468,528	¥5,702

December 31, 2012

	Millions of yen
Types of VIEs	Total assets *1	Total liabilities *1	Assets which are pledged as collateral *2	Commitments *3
(a) VIEs for liquidating customer assets	¥5,000	¥3,615	¥5,000	¥0
(b) VIEs for acquisition of real estate and real estate development projects for customers	29,481	2,793	1,296	0
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	356,010	101,672	205,612	0
(d) VIEs for corporate rehabilitation support business	11,051	26	0	0
(e) VIEs for investment in securities	57,860	7,367	18,655	16
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	464,455	251,339	389,669	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	460,833	468,372	460,833	0
(h) Other VIEs	136,905	64,520	115,091	5,861

Total	¥1,521,595	¥899,704	¥1,196,156	¥5,877

*1	The assets of most VIEs are used only to repay the liabilities of the VIEs, and the creditors of the liabilities of the VIEs have no recourse to other assets of the Company and its subsidiaries.
*2	The assets are pledged as collateral by VIE for financing of the VIE.
*3	This item represents remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

2.	Non-consolidated VIEs

March 31, 2012

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Specified bonds and non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer asset	¥53,300	¥8,542	¥4,326	¥12,868
(b) VIEs for acquisition of real estate and real estate development projects for customers	958,965	125,746	59,144	224,707
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	1,290,243	0	24,371	37,960
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	2,277,844	0	43,792	44,427
(h) Other VIEs	42,283	4,380	3,304	7,684

Total	¥4,622,635	¥138,668	¥134,937	¥327,646

December 31, 2012

	Millions of yen
		Carrying amount of the variable interests in the VIEs held by the Company and its subsidiaries
Types of VIEs	Total assets	Specified bonds and non-recourse loans	Investments	Maximum exposure to loss *
(a) VIEs for liquidating customer assets	¥46,938	¥3,940	¥4,106	¥8,046
(b) VIEs for acquisition of real estate and real estate development projects for customers	863,398	117,165	54,262	214,427
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	0	0	0	0
(d) VIEs for corporate rehabilitation support business	0	0	0	0
(e) VIEs for investment in securities	1,419,292	0	26,323	39,270
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	0	0	0	0
(g) VIEs for securitization of commercial mortgage loans originated by third parties	1,995,147	0	23,256	23,873
(h) Other VIEs	87,811	115	4,007	4,122

Total	¥4,412,586	¥121,220	¥111,954	¥289,738

*	Maximum exposure to loss includes remaining balance of commitments that could require the Company and its subsidiaries to provide investments or loans to the VIE.

(a) VIEs for liquidating customer assets

The Company and its subsidiaries may use VIEs in structuring financing for customers to liquidate specific customer assets. The VIEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of VIE structure is requested by such customer. Such VIEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these VIEs repay the loan and pay dividends to equity investors if sufficient funds exist.

The Company and its subsidiaries provide non-recourse loans to such VIEs and occasionally make investments in them. The Company and its subsidiaries have consolidated some of those VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs. In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases and liabilities of the consolidated VIEs are mainly included in long-term debt, respectively.

With respect to the variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, non-recourse loans are included in installment loans, and investments are mainly included in other operating assets in the consolidated balance sheets.

(b) VIEs for acquisition of real estate and real estate development projects for customers

Customers and the Company and its subsidiaries are involved with VIEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in a VIE that is designed to be bankruptcy remote from the customer. The VIEs acquire real estate and/or develop real estate projects.

The Company and its subsidiaries provide non-recourse loans to such VIEs and hold specified bonds issued by them and/or make investments in them. The Company and its subsidiaries have consolidated some of those VIEs because the Company or its subsidiary effectively controls the VIEs by acting as the asset manager of the VIEs.

The Company and its subsidiaries contributed additional funding to certain non-consolidated VIEs to support their repayment, since those VIEs had difficulty repaying debt and accounts payable. The amount of those additional fundings for the nine months ended December 31, 2012 was ¥2,000 million. As a result, the Company and its subsidiaries performed a reassessment and consolidated those VIEs.

In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in cash and cash equivalents, investment in operating leases and other operating assets and liabilities of those consolidated VIEs are mainly included in long-term debt as of March 31, 2012, and short-term debt, trade notes, accounts payable and other liabilities as of December 31, 2012, respectively.

With respect to the variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, specified bonds are included in investment in securities, non-recourse loans are included in installment loans, and investments are mainly included in other operating assets and investment in securities in the consolidated balance sheets. The Company and its subsidiaries have commitment agreements by which the Company and its subsidiaries might be required to provide additional investment in certain non-consolidated VIEs, as long as the agreed-upon terms are met. Under these agreements, the Company and its subsidiaries are committed to invest in these VIEs with the other investors based on their respective ownership percentages. The Company and its subsidiaries concluded that the VIEs are not consolidated because the power to direct these VIEs is held by unrelated parties. In some cases, the Company and its subsidiaries concluded that VIEs are not consolidated because the power to direct these VIEs is shared among multiple unrelated parties.

(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business

The Company and its subsidiaries establish VIEs and acquire real estate to borrow non-recourse loans from financial institutions and simplify the administration activities necessary for the real estate. The Company and its subsidiaries have consolidated such VIEs even though the Company and its subsidiaries may not have voting rights if substantially all of such VIEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore the VIEs are controlled by and for the benefit of the Company and its subsidiaries.

The Company and its subsidiaries contributed additional funding to certain non-consolidated VIEs and acquired subordinated interests to support their repayment, since those VIEs had difficulty repaying debt and accounts payable. The amount of those additional fundings for the fiscal year ended March 31, 2012 was ¥497 million. As a result, the Company and its subsidiaries performed a reassessment and consolidated those VIEs. There was no additional funding and acquisition of subordinated interests during the nine months ended December 31, 2012.

In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in operating leases, office facilities, cash and cash equivalents and other assets, and liabilities of those consolidated VIEs are mainly included in long-term debt, respectively.

(d) VIEs for corporate rehabilitation support business

Financial institutions, the Company and its subsidiary are involved with VIEs established for the corporate rehabilitation support business. VIEs receive the funds from investors including the financial institutions, the Company and the subsidiary, and purchase loan receivables due from borrowers which have financial problems, but that are deemed to have the potential to recover in the future. The servicing operations for the VIEs are conducted by the subsidiary.

The Company and its subsidiary consolidated such VIEs since the Company and the subsidiary have the majority of the investment share of such VIEs, and have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the servicing operations.

In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans and liabilities of those consolidated VIEs are mainly included in accrued expenses, respectively.

(e) VIEs for investment in securities

The Company and its subsidiaries have interests in VIEs that are investment funds and mainly invest in equity and debt securities. Such VIEs are managed mainly by fund management companies that are independent of the Company and its subsidiaries.

The Company consolidated certain such VIEs since the Company has the majority of the investment share of them, and has the power to direct the activities of those VIEs that most significantly impact the entities’ economic performance through involvement with the design of the VIEs and/or other means.

In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in securities, other receivables, investment in affiliates, cash and cash equivalents and liabilities of those consolidated VIEs are mainly included in short-term debt and long-term debt, respectively. The Company has commitment agreements by which the Company might be required to make additional investment in certain such consolidated VIEs.

Variable interests of non-consolidated VIEs, which the Company and its subsidiaries have, are included in investment in securities. The Company has commitment agreements by which the Company might be required to make additional investment in certain such non-consolidated VIEs.

(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable

The Company and its subsidiaries use VIEs to securitize financial assets such as direct financing leases receivable and loans receivable. In the securitization process, these financial assets are transferred to SPEs, and the SPEs issue beneficial interests or securities backed by the transferred financial assets to investors. After the securitization, the Company and its subsidiaries continue to hold a subordinated part of the securities, and take a role as a servicer.

The Company and its subsidiaries consolidated such VIEs since the Company and its subsidiaries have the power to direct the activities that most significantly impact the entity’s economic performance by designing the securitization scheme and conducting servicing activities, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by retaining the subordinated part of the securities.

In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in investment in direct financing leases and installment loans and liabilities of those consolidated VIEs are mainly included in long-term debt, respectively.

(g) VIEs for securitization of commercial mortgage loans originated by third parties

The Company and its subsidiaries invest in CMBS originated by third parties. In some cases of such securitization, the Company’s subsidiaries hold the subordinated portion of CMBS and the subsidiaries take a role as a special-servicer of the securitization transaction. As the special servicer, the Company’s subsidiaries have rights to dispose of real estate collateral related to the securitized commercial mortgage loans.

The subsidiaries consolidate certain of these VIEs when the subsidiaries have the power to direct the activities of the VIEs that most significantly impact the entities’ economic performance through the role as special-servicer including the right to dispose of the collateral, and have a responsibility to absorb losses of the VIEs that could potentially be significant to the entities by holding the subordinated part of the securities.

In the consolidated balance sheets, assets of the consolidated VIEs are mainly included in installment loans and investment in securities and liabilities of those consolidated VIEs are mainly included in long-term debt, respectively.

Variable interests of non-consolidated VIEs are included in investment in securities.

(h) Other VIEs

The Company and its subsidiaries are involved with other types of VIEs for various purposes. Consolidated and non-consolidated VIEs of this category are mainly kumiai structures. In addition, a subsidiary has consolidated a VIE which is not included in the categories (a) through (g) above, because the subsidiary holds the subordinated portion of the VIE and the VIE is effectively controlled by the subsidiary. The Company has commitment agreement by which the Company might be required to make additional investment in such consolidated VIEs.

In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds is borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchasing and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the consolidated statements of income. In some cases, the Company and its subsidiaries make investments to the kumiai or its related SPE and these VIEs are consolidated because the Company and its subsidiaries have a responsibility to absorb any significant potential loss through the investments and have the power to direct the activities that most significantly impact their economic performance. In other cases, the Company and its subsidiaries are not considered to be the primary beneficiary of the VIEs or kumiais because the Company and its subsidiaries did not make significant investments or guarantee or otherwise have any significant financial commitments or exposure with respect to the kumiai or its related SPE.

The Company and its subsidiaries may use VIEs to finance. The Company and its subsidiaries transfer their own held assets to SPEs, which borrow non-recourse loans from financial institutions and effectively pledge such assets as collateral. The Company guarantees the performance of obligation of the SPEs. The Company and its subsidiaries continually hold subordinated interests in the SPEs and perform administrative work of such assets. The Company and its subsidiaries consolidate such SPEs because the Company and its subsidiaries have a right to direct the activities of them that most significantly impact their economic performance by setting up the scheme and performing administrative work of the assets and have the obligation to absorb losses expected of them by holding the subordinated interests.

Assets of the consolidated SPEs are mainly included in investment in operating leases and other assets and liabilities are mainly included in long-term debt in the consolidated balance sheets, respectively.

8.	Investment in Affiliates

Investment in affiliates at March 31 and December 31, 2012 consists of the following:

	Millions of yen
	March 31, 2012	December 31, 2012
Shares	¥296,228	¥310,128
Loans	35,489	12,558

Total	¥331,717	¥322,686

Combined and condensed information relating to the affiliates as of and for the nine months ended December 31, 2011 and 2012 are as follows (results of operation of the affiliates reflect only the period since the Company and its subsidiaries made the investment and on a lag basis):

	Millions of yen
	As of and for nine months ended December 31, 2011	As of and for nine months ended December 31, 2012
Operations:
Total revenues	¥656,633	¥586,928
Income before income taxes	51,654	60,183
Net income	39,953	37,071
Financial position:
Total assets	¥4,235,422	¥4,757,245
Total liabilities	3,236,067	3,665,142
Shareholders’ equity	999,355	1,092,103

9.	Redeemable Noncontrolling Interests

Changes in redeemable noncontrolling interests for the nine months ended December 31, 2011 and 2012 are as follows:

	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2012
Beginning balance	¥33,902	¥37,633
Adjustment of redeemable noncontrolling interests to redemption value	(84)	262
Transaction with noncontrolling interests	934	1,016
Comprehensive income (loss)
Net income	1,787	2,443
Other comprehensive income (loss)
Net change of foreign currency translation adjustments	(2,359)	1,986
Total other comprehensive income (loss)	(2,359)	1,986
Comprehensive income (loss)	(572)	4,429
Cash dividends	(124)	(4,985)

Ending balance	¥34,056	¥38,355

10.	ORIX Corporation Shareholders’ Equity

Information about ORIX Corporation Shareholders’ Equity for the nine months ended December 31, 2011 and 2012 are as follows:

(1)	Dividend payments

	Nine months ended December 31, 2011	Nine months ended December 31, 2012
Resolution	The board of directors on May 23, 2011	The board of directors on May 22, 2012
Type of shares	Common stock	Common stock
Total dividends paid	¥8,599 million	¥9,676 million
Dividend per share	¥80.00	¥90.00
Date of record for dividend	March 31, 2011	March 31, 2012
Effective date for dividend	June 2, 2011	June 4, 2012
Dividend resource	Retained earnings	Retained earnings

(2)	There are no applicable dividends for which the date of record is in the nine months ended December 31, 2011, and for which the effective date is after December 31, 2011.

There are no applicable dividends for which the date of record is in the nine months ended December 31, 2012, and for which the effective date is after December 31, 2012.

11.	Selling, General and Administrative Expenses

Selling, general and administrative expenses for the nine months ended December 31, 2011 and 2012 are as follows:

	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2012
Personnel expenses	¥91,265	¥101,519
Selling expenses	14,965	20,106
Administrative expenses	33,239	39,533
Depreciation of office facilities	2,376	2,193

Total	¥141,845	¥163,351

Selling, general and administrative expenses for the three months ended December 31, 2011 and 2012 are as follows:

	Millions of yen
	Three months ended December 31, 2011	Three months ended December 31, 2012
Personnel expenses	¥30,845	¥36,203
Selling expenses	6,088	7,992
Administrative expenses	11,243	14,038
Depreciation of office facilities	813	653

Total	¥48,989	¥58,886

The amounts that were previously reported for the nine months and the three months ended December 31, 2011 related to discontinued operations are reclassified.

12.	Pension Plans

The Company and certain subsidiaries have contributory and non-contributory pension plans covering substantially all of their employees. Those contributory funded pension plans include defined benefit pension plans and defined contribution pension plans. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or pension payments. Defined benefit pension plans consist of a plan of which the amounts of such payments are determined on the basis of length of service and remuneration at the time of termination and a cash balance plan.

The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.

Net pension cost of the plans for the nine months ended December 31, 2011 and 2012 consists of the following:

	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2012
Service cost	¥2,283	¥2,424
Interest cost	1,011	939
Expected return on plan assets	(1,514)	(1,532)
Amortization of transition obligation	42	42
Amortization of net actuarial loss	913	1,121
Amortization of prior service credit	(895)	(872)

Net periodic pension cost	¥1,840	¥2,122

Net pension cost of the plans for the three months ended December 31, 2011 and 2012 consists of the following:

	Millions of yen
	Three months ended December 31, 2011	Three months ended December 31, 2012
Service cost	¥761	¥811
Interest cost	336	314
Expected return on plan assets	(504)	(512)
Amortization of transition obligation	14	14
Amortization of net actuarial loss	304	374
Amortization of prior service credit	(299)	(290)

Net periodic pension cost	¥612	¥711

13.	Write-Downs of Long-Lived Assets

In accordance with ASC 360-10 (“Property, Plant, and Equipment—Impairment or Disposal of Long-Lived Assets”), the Company and its subsidiaries perform tests for recoverability on assets for which events or changes in circumstances indicated that the assets might be impaired. The Company and its subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the undiscounted future cash flows estimated to result from the use and eventual disposition of the asset. The net carrying amount of assets not recoverable is reduced to fair value if lower than the carrying amount. We determine the fair value using appraisals prepared by independent third party appraisers or our own staff of qualified appraisers based on recent transactions involving sales of similar assets or other valuation techniques such as discounted cash flows methodologies using future cash flows estimated to be generated from operation of the existing assets or completion of development projects, as appropriate.

For the nine months ended December 31, 2011 and 2012, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥15,531 million and ¥5,571 million, respectively, which are reflected as write-downs of long-lived assets and income from discontinued operations. Of these amounts, ¥10,693 million and ¥4,247 million are reflected as write-downs of long-lived assets in the accompanying consolidated statements of income for the nine months ended December 31, 2011 and 2012, respectively.

The losses of ¥793 million in the Corporate Financial Services segment, ¥12,928 million in the Real Estate segment and ¥286 million in the Investment and Operation segment were recorded for the nine months ended December 31, 2011. The losses of ¥3,640 million in the Real Estate segment, ¥1,514 million in the Investment and Operation segment and ¥7 million in the Overseas Business segment were recorded for the nine months ended December 31, 2012.

For the three months ended December 31, 2011 and 2012, the Company and certain subsidiaries recognized impairment losses for the difference between carrying amounts and fair values in the amount of ¥12,573 million and ¥580 million, respectively, which are reflected as write-downs of long-lived assets and income from discontinued operations. Of these amounts, ¥8,793 million and ¥110 million are reflected as write-downs of long-lived assets in the accompanying consolidated statements of income for the three months ended December 31, 2011 and 2012, respectively.

The losses of ¥793 million in the Corporate Financial Services segment and ¥10,928 million in the Real Estate segment and ¥66 million in the Investment and Operation segment were recorded for the three months ended December 31, 2011. The losses of ¥453 million in the Real Estate segment, ¥107 million in the Investment and Operation segment and ¥1 million in the Overseas Business segment were recorded for the three months ended December 31, 2012.

The details of significant write-downs are as follows.

Office Buildings—For the nine months ended December 31, 2011, write-downs of ¥967 million were recorded for 13 office buildings held for sale. For the nine months ended December 31, 2012, write-downs of ¥1,032 million were recorded for 12 office buildings held for sale. For the three months ended December 31, 2011, write-downs of ¥366 million were recorded for four office buildings held for sale. For the three months ended December 31, 2012, write-downs of ¥395 million were recorded for three office buildings held for sale.

Commercial Facilities other than Offices—For the nine months ended December 31, 2011, write-downs of ¥248 million were recorded for five commercial facilities held for sale. For the nine months ended December 31, 2012, write-downs of ¥80 million were recorded for three commercial facilities held for sale, and write-downs of ¥1,582 million were recorded in relation to two commercial facilities due to a decline in cash flows of each unit. For the three months ended December 31, 2011, write-downs of ¥214 million were recorded for three commercial facilities held for sale. There was no impairment for commercial facilities for the three months ended December 31, 2012.

Condominiums—For the nine months ended December 31, 2011, write-downs of ¥738 million were recorded for 21 condominiums held for sale. For the nine months ended December 31, 2012, write-downs of ¥463 million were recorded for six condominiums held for sale. For the three months ended December 31, 2011, write-downs of ¥282 million were recorded for six condominiums held for sale. For the three months ended December 31, 2012, write-downs of ¥76 million were recorded for two condominiums held for sale.

Land undeveloped or under construction— For the nine months ended December 31, 2011, write-downs of ¥2,077 million were recorded for land undeveloped or under construction held for sale, and write-downs of ¥6,631 million were recorded in relation to land undeveloped or under construction due to a decline in the estimated cash flow of each unit. For the nine months ended December 31, 2012, write-downs of ¥794 million were recorded in relation to land undeveloped or under construction due to a decline in the estimated cash flow of each unit. For the three months ended December 31,2011, write-downs of ¥2,077 million were recorded for land undeveloped or under construction held for sale, and write-downs of ¥6,631 million were recorded in relation to land undeveloped or under construction due to a decline in the estimated cash flow of each unit. There was no impairment for the three months ended December 31, 2012.

Others—For the nine months ended December 31, 2011 and 2012, write-downs of ¥4,870 million and ¥1,620 million were recorded, respectively, for long-lived assets other than the above, mainly because the carrying amounts exceeded the estimated undiscounted future cash flows, which decreased due to deterioration in operating performance. For the three months ended December 31, 2011 and 2012, write-downs of ¥3,003 million and ¥109 million were recorded, respectively, for long-lived assets other than the above, mainly because the carrying amounts exceeded the estimated undiscounted future cash flows, which decreased due to deterioration in operating performance.

14.	Discontinued Operations

ASC 205-20 (“Presentation of Financial Statements—Discontinued Operations”) requires that the Company and its subsidiaries reclassify the operations sold or to be disposed of by sale without significant continuing involvement in the operations to discontinued operations. Under this Codification Section, the Company and its subsidiaries report the gains or losses on sales and the results of these operations of subsidiaries, business units, and certain properties, which have been sold or are to be disposed of by sale, as income from discontinued operations in the accompanying consolidated statements of income. Revenues and expenses generated by the operations of such subsidiaries, business units and properties recognized for the nine months and for the three months ended December 31, 2011 have also been reclassified as income from discontinued operations in the accompanying consolidated statement of income.

The Company and its subsidiaries sold a subsidiary which operated real-estate rental business and a subsidiary that operated ski resorts during the nine months ended December 31, 2011. As a result of the sale, for the nine months ended December 31, 2011 and the three months ended December 31, 2011, the Company and its subsidiaries recognized loss of ¥494 million and loss of ¥135 million, respectively. In addition, for the nine months ended December 31, 2012, the Company liquidated a kumiai, which was effectively a type of SPE, operating private-equity investment and management in Japan. As a result of the liquidation, there was no gain or loss for the nine months ended December 31, 2012. There were no gains or losses from selling or liquidating subsidiaries for the three months ended December 31, 2012.

The Company has determined to wind up a subsidiary that operates M&A advisory services business in Japan for the three months ended December 31, 2012. There were no significant assets or liabilities of the subsidiary in the accompanying consolidated balance sheets at December 31, 2012.

The Company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. For the nine months ended December 31, 2011 and 2012 and the three months ended December 31, 2011 and 2012, the Company and its subsidiaries recognized ¥3,398 million, ¥4,868 million, ¥1,640 million and ¥1,931 million of aggregated gains on sales of such real estate properties, respectively. In addition, the Company and its subsidiaries determined to dispose by sale of rental properties of ¥33,933 million and ¥20,894 million which are included in investment in operating leases at March 31, 2012 and December 31, 2012, respectively.

Discontinued operations for the nine months ended December 31, 2011 and 2012 and the three months ended December 31, 2011 and 2012 consist of the following:

	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2012
Revenues	¥20,315	¥7,748

Income from discontinued operations, net*	138	4,435
Provision for income taxes	(24)	(1,673)

Discontinued operations, net of applicable tax effect	114	2,762

	Millions of yen
	Three months ended December 31, 2011	Three months ended December 31, 2012
Revenues	¥6,390	¥2,659

Income (Loss) from discontinued operations, net*	(1,639)	1,670
Provision for income taxes	690	(586)

Discontinued operations, net of applicable tax effect	(949)	1,084

*	Income from discontinued operations, net includes aggregate gains or loss on sales of subsidiaries, business units, and rental properties. The amounts of such gains or loss for the nine months ended December 31, 2011 and 2012 and the three months ended December 31, 2011 and 2012 are gain of ¥2,904 million, ¥4,868 million, ¥1,505 million and ¥1,931 million, respectively.

15.	Per Share Data

Reconciliation of the differences between basic and diluted earnings per share (EPS) in the nine months ended December 31, 2011 and 2012 and the three months ended December 31, 2011 and 2012 is as follows:

During the nine months ended December 31, 2011, the diluted EPS calculation excludes stock option for 1,049 thousand shares, as they were antidilutive. During the nine months ended December 31, 2012, the diluted EPS calculation excludes stock options for 906 thousand shares, as they were antidilutive.

During the three months ended December 31, 2011, the diluted EPS calculation excludes stock options for 1,084 thousand shares, as they were antidilutive. During the three months ended December 31, 2012, the diluted EPS calculation excludes stock options for 897 thousand shares, as they were antidilutive.

	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2012
Income attributable to ORIX Corporation shareholders from continuing operations	¥66,414	¥87,780
Effect of dilutive securities—
Expense related to convertible bonds	1,767	1,025

Income from continuing operations for diluted EPS computation	¥68,181	¥88,805

	Millions of yen
	Three months ended December 31, 2011	Three months ended December 31, 2012
Income attributable to ORIX Corporation shareholders from continuing operations	¥22,939	¥29,648
Effect of dilutive securities—
Expense related to convertible bonds	589	342

Income from continuing operations for diluted EPS computation	¥23,528	¥29,990

	Thousands of Shares
	Nine months ended December 31, 2011	Nine months ended December 31, 2012
Weighted-average shares	107,506	107,527
Effect of dilutive securities—
Conversion of convertible bonds	24,411	21,916
Exercise of stock options	111	142

Weighted-average shares for diluted EPS computation	132,028	129,585

	Thousands of Shares
	Three months ended December 31, 2011	Three months ended December 31, 2012
Weighted-average shares	107,511	107,535
Effect of dilutive securities—
Conversion of convertible bonds	24,410	21,916
Exercise of stock options	112	156

Weighted-average shares for diluted EPS computation	132,033	129,607

	Yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2012
Earnings per share for income attributable to ORIX Corporation shareholders from continuing operations:
Basic	¥617.77	¥816.35
Diluted	516.41	685.30

	Yen
	Three months ended December 31, 2011	Three months ended December 31, 2012
Earnings per share for income attributable to ORIX Corporation shareholders from continuing operations:
Basic	¥213.36	¥275.71
Diluted	178.20	231.40

16.	Derivative Financial Instruments and Hedging

Risk management policy

The Company and its subsidiaries manage interest rate risk through asset and liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates having a significant adverse effect on the Company’s results of operations. As a result of interest rate changes, the fair value and/or cash flow of interest sensitive assets and liabilities will fluctuate. However, such fluctuation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps.

The Company and its subsidiaries employ foreign currency borrowings, foreign exchange contracts, and foreign currency swap agreements to hedge risks that are associated with certain transactions and investments denominated in foreign currencies due to the potential for changes in exchange rates. Similarly, in general, overseas subsidiaries structure their liabilities to match the currency-denomination of assets in each region.

By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the content of transactions and the quality of counterparties in advance and regularly monitoring the amount of notional principal, fair value, type of transaction and other factors pertaining to the counterparty.

(a) Cash flow hedges

The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions and for exchange fluctuations.

(b) Fair value hedges

The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange contracts to minimize foreign currency exposures on lease receivables, loan receivables and borrowings, denominated in foreign currency. The Company and its subsidiaries designate interest rate swap to hedge interest rate exposure of the fair values of loan receivables. The Company and certain overseas subsidiaries, which issued medium-term notes or bonds with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes or bonds. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currencies, foreign currency swap agreements are used to hedge foreign exchange rate exposure. A certain overseas subsidiary uses foreign currency long-term-debt to hedge foreign exchange rate exposure from unrecognized firm commitments.

(c) Hedges of net investment in foreign operations

The Company uses foreign exchange contracts and borrowings and bonds denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in overseas subsidiaries.

(d) Trading derivatives or derivatives not designated as hedging instruments

The Company and the subsidiaries engage in trading activities with various future contracts. Therefore, the Company and the subsidiaries are at various risks such as share price fluctuation risk, interest rate risk and foreign currency exchange risk. The Company and the subsidiaries check that these risks are below a certain level by using internal indicators and determine whether such contracts should be continued or not. The Company and the subsidiaries entered into interest rate swap agreements, foreign currency swap agreements and foreign exchange contracts for risk management purposes which are not qualified for hedge accounting under ASC 815 (“Derivatives and Hedging”).

ASC 815-10-50 (“Derivatives and Hedging—Disclosures) requires companies to disclose the fair value of derivative instruments and their gains (losses) in tabular format, as well as information about credit-risk-related contingent features in derivative agreements.

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the nine months ended December 31, 2011 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(635)	Interest on loans and investment securities/Interest expense	¥43	—	¥0

Foreign exchange contracts	40	Foreign currency transaction loss	(532)	—	0

Foreign currency swap agreements	685	Interest on loans and investment securities/Interest expense/Foreign currency transaction loss	946	—	0

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥4,073	Interest on loans and investment securities / Interest expense	¥(4,324)	Interest on loans and investment securities / Interest expense
Foreign exchange contracts	5,450	Foreign currency transaction loss	(5,450)	Foreign currency transaction loss
Foreign currency swap agreements	1,440	Foreign currency transaction loss	(1,440)	Foreign currency transaction loss
Foreign currency long-term debt	(351)	Foreign currency transaction loss	351	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations
	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥4,770	—	¥0	—	¥0
Borrowings and bonds in local currency	4,087	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥18	Other operating revenues /expenses

Foreign currency swap agreements	9	Other operating revenues /expenses

Futures	(1,076)	Brokerage commissions and net gains on investment securities

Foreign exchange contracts	672	Brokerage commissions and net gains on investment securities

Credit derivatives held/written	17	Other operating revenues / expenses

Options held/written, caps held and other	65	Other operating revenues / expenses

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the nine months ended December 31, 2012 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(459)	Interest on loans and investment securities / Interest expense	¥6	—	¥0

Foreign exchange contracts	(741)	Foreign currency transaction loss	44	—	0

Foreign currency swap agreements	366	Interest on loans and investment securities / Interest expense / Foreign currency transaction loss	(1,307)	Foreign currency transaction loss	99

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥79	Interest on loans and investment securities / Interest expense	¥(110)	Interest on loans and investment securities / Interest expense

Foreign exchange contracts	(5,390)	Foreign currency transaction loss	5,390	Foreign currency transaction loss

Foreign currency swap agreements	(1,497)	Foreign currency transaction loss	1,497	Foreign currency transaction loss

Foreign currency long-term debt	6	Foreign currency transaction loss	(6)	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(6,782)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥(242)	—	¥0

Borrowings and bonds in local currency	(8,062)	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥8	Other operating revenues / expenses

Futures	(1,415)	Brokerage commissions and net gains on investment securities

Foreign exchange contracts	(136)	Brokerage commissions and net gains on investment securities

Credit derivatives held/written	498	Other operating revenues / expenses

Options held/written and other	1,086	Other operating revenues / expenses

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the three months ended December 31, 2011 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(80)	Interest on loans and investment securities/Interest expense	¥12	—	¥0

Foreign exchange contracts	(71)	Foreign currency transaction loss	(90)	—	0

Foreign currency swap agreements	(829)	Interest on loans and investment securities/Interest expense/ Foreign currency transaction loss	173	—	0

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥399	Interest on loans and investment securities / Interest expense	¥(458)	Interest on loans and investment securities / Interest expense

Foreign exchange contracts	(1,683)	Foreign currency transaction loss	1,683	Foreign currency transaction loss

Foreign currency swap agreements	(1,903)	Foreign currency transaction loss	1,903	Foreign currency transaction loss

Foreign currency long-term debt	596	Foreign currency transaction loss	(596)	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	¥(900)	—	¥0	—	¥0

Borrowings and bonds in local currency	(1,014)	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥6	Other operating revenues / expenses

Foreign currency swap agreements	15	Other operating revenues / expenses

Futures	(707)	Brokerage commissions and net gains on investment securities

Foreign exchange contracts	(90)	Brokerage commissions and net gains on investment securities

Credit derivatives held/written	20	Other operating revenues / expenses

Options held/written, caps held and other	119	Other operating revenues / expenses

The effect of derivative instruments on the consolidated statement of income, pre-tax, for the three months ended December 31, 2012 is as follows.

(1) Cash flow hedges

	Gains (losses) recognized in other comprehensive income on derivative (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Interest rate swap agreements	¥(242)	Interest on loans and investment securities / Interest expense	¥0	—	¥0

Foreign exchange contracts	(1,062)	Foreign currency transaction loss	21	—	0

Foreign currency swap agreements	751	Interest on loans and investment securities / Interest expense / Foreign currency transaction loss	(161)	Foreign currency transaction loss	99

(2) Fair value hedges

	Gains (losses) recognized in income on derivative and other		Gains (losses) recognized in income on hedged item
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥46	Interest on loans and investment securities / Interest expense	¥(45)	Interest on loans and investment securities / Interest expense

Foreign exchange contracts	(8,975)	Foreign currency transaction loss	8,975	Foreign currency transaction loss

Foreign currency swap agreements	(2,156)	Foreign currency transaction loss	2,156	Foreign currency transaction loss

Foreign currency long-term debt	22	Foreign currency transaction loss	(22)	Foreign currency transaction loss

(3) Hedges of net investment in foreign operations

	Gains (losses) recognized in other comprehensive income on derivative and others (effective portion)	Gains (losses) reclassified from accumulated other comprehensive income (loss) into income (effective portion)		Gains (losses) recognized in income on derivative and others (ineffective portion and amount excluded from effectiveness testing)
	Millions of yen	Consolidated statements of income location	Millions of yen	Consolidated statements of income location	Millions of yen
Foreign exchange contracts	(6,644)	Gains on sales of subsidiaries and affiliates and liquidation losses, net	¥(242)	—	¥0

Borrowings and bonds in local currency	(15,332)	—	0	—	0

(4) Trading derivatives or derivatives not designated as hedging instruments

	Gains (losses) recognized in income on derivative
	Millions of yen	Consolidated statements of income location
Interest rate swap agreements	¥(8)	Other operating revenues / expenses

Futures	(1,534)	Brokerage commissions and net gains on investment securities

Foreign exchange contracts	39	Brokerage commissions and net gains on investment securities

Credit derivatives held/written	55	Other operating revenues / expenses

Options held/written and other	271	Other operating revenues / expenses

Notional amounts of derivative instruments and other, fair values of derivative instruments in consolidated balance sheets at March 31, 2012 and December 31, 2012 are as follows.

March 31, 2012

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives and other designated as hedging instruments:

Interest rate swap agreements	¥234,523	¥4,624	Other receivables	¥1,253	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	90,813	325	Other receivables	4,985	Trade notes, accounts payable and other liabilities

Foreign currency swap agreements	87,480	5,540	Other receivables	5,432	Trade notes, accounts payable and other liabilities

Foreign currency long-term debt	152,508	0	—	0	—

Trading derivatives or derivatives not designated as hedging instruments:

Interest rate swap agreements	¥1,329	¥0	—	¥24	Trade notes, accounts payable and other liabilities

Options held/written, caps held and other	157,134	5,924	Other receivables	4,430	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	188,446	702	Other receivables	512	Trade notes, accounts payable and other liabilities

Credit derivatives held	9,913	97	Other receivables	23	Trade notes, accounts payable and other liabilities

December 31, 2012

		Asset derivatives		Liability derivatives
	Notional amount	Fair value	Consolidated balance sheets location	Fair value	Consolidated balance sheets location
	Millions of yen	Millions of yen		Millions of yen
Derivatives and other designated as hedging instruments:

Interest rate swap agreements	¥256,147	¥4,660	Other receivables	¥1,664	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	184,551	57	Other receivables	11,007	Trade notes, accounts payable and other liabilities

Foreign currency swap agreements	77,222	3,638	Other receivables	4,732	Trade notes, accounts payable and other liabilities

Foreign currency long-term debt	173,025	0	—	0	—

Trading derivatives or derivatives not designated as hedging instruments:

Interest rate swap agreements	¥1,302	¥0	—	¥8	Trade notes, accounts payable and other liabilities

Options held/written and other	208,845	5,247	Other receivables	3,032	Trade notes, accounts payable and other liabilities

Futures, foreign exchange contracts	267,172	734	Other receivables	464	Trade notes, accounts payable and other liabilities

Credit derivatives held/written	27,010	707	Other receivables	132	Trade notes, accounts payable and other liabilities

Certain of the Company’s derivative instruments contain provisions that require the Company to maintain an investment grade credit rating from each of the major credit rating agencies.

If the Company’s credit rating were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payment on derivative instruments that are in net liability positions.

There are no derivative instruments with credit-risk-related contingent features that are in a liability position as of December 31, 2012.

ASC 815-10-50 (“Derivatives and Hedging—Disclosures”) requires sellers of credit derivatives to disclose additional information about credit-risk-related potential payment risk.

The Company and its subsidiaries have contracted credit derivatives for the purpose of trading. There are no credit derivatives written as of March 31, 2012. Details of credit derivatives written as of December 31, 2012 are as follows.

December 31, 2012

Types of derivatives	The events or circumstances that would require the seller to perform under the credit derivative	Maximum potential amount of future payment under the credit derivative	Approximate remaining term of the credit derivative	Fair value of the credit derivative
		Millions of yen		Millions of yen
Credit default swap	In case of credit event (bankruptcy, failure to pay, restructuring) occurring in underlying reference company *	¥688	Less than five years	¥(58)

*	Underlying reference company’s credit ratings are Baa2 or better rated by rating agencies as of December 31, 2012.

17.	Estimated Fair Value of Financial Instruments

The following information is provided to help readers gain an understanding of the relationship between amounts reported in the accompanying consolidated financial statements and the related market or fair value.

The disclosures include financial instruments and derivative financial instruments, other than investment in direct financing leases, investment in subsidiaries and affiliates, pension obligations and insurance contracts.

March 31, 2012

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Trading instruments
Trading securities	¥12,817	¥12,817	¥384	¥12,433	¥0
Futures, Foreign exchange contracts:
Assets	692	692	649	43	0
Liabilities	482	482	412	70	0
Credit derivatives held:
Assets	97	97	0	97	0
Liabilities	23	23	0	23	0
Options held/written, Caps held, and other:
Assets	5,924	5,924	0	631	5,293
Liabilities	4,430	4,430	0	4,430	0

Non-trading instruments
Assets:
Cash and cash equivalents	¥786,892	¥786,892	¥786,892	¥0	¥0
Restricted cash	123,295	123,295	123,295	0	0
Time deposits	24,070	24,070	0	24,070	0
Installment loans (net of allowance for probable loan losses)	2,650,162	2,669,196	0	78,934	2,590,262
Investment in securities:
Practicable to estimate fair value	935,495	938,314	173,056	521,603	243,655
Not practicable to estimate fair value *	199,078	199,078	0	0	0
Liabilities:
Short-term debt	¥457,973	¥457,973	¥0	¥457,973	¥0
Deposits	1,103,514	1,107,440	0	1,107,440	0
Long-term debt	4,267,480	4,262,612	0	1,491,620	2,770,992
Futures, Foreign exchange contracts:
Assets	335	335	0	335	0
Liabilities	5,015	5,015	0	5,015	0
Foreign currency swap agreements:
Assets	5,540	5,540	0	5,540	0
Liabilities	5,432	5,432	0	5,432	0
Interest rate swap agreements:
Assets	4,624	4,624	0	4,624	0
Liabilities	1,277	1,277	0	1,277	0

*	The fair value of investment securities of ¥199,078 million was not estimated, as it was not practical.

December 31, 2012

	Millions of yen
	Carrying amount	Estimated fair value	Level 1	Level 2	Level 3
Trading instruments
Trading securities	¥20,072	¥20,072	¥520	¥19,552	¥0
Futures, Foreign exchange contracts:
Assets	734	734	549	185	0
Liabilities	445	445	322	123	0
Credit derivatives held/written:
Assets	707	707	0	707	0
Liabilities	132	132	0	132	0
Options held/written and other:
Assets	5,247	5,247	0	1,178	4,069
Liabilities	3,032	3,032	0	3,032	0

Non-trading instruments
Assets:
Cash and cash equivalents	¥676,333	¥676,333	¥675,333	¥1,000	¥0
Restricted cash	94,477	94,477	94,477	0	0
Time deposits	11,569	11,569	0	11,569	0
Installment loans (net of allowance for probable loan losses)	2,685,530	2,708,693	0	82,082	2,626,611
Investment in securities:
Practicable to estimate fair value	831,364	833,959	153,634	527,907	152,418
Not practicable to estimate fair value *	207,890	207,890	0	0	0
Liabilities:
Short-term debt	¥330,695	¥330,695	¥0	¥330,695	¥0
Deposits	1,135,323	1,138,142	0	1,138,142	0
Long-term debt	4,146,579	4,153,743	0	1,543,932	2,609,811
Futures, Foreign exchange contracts:
Assets	57	57	0	57	0
Liabilities	11,026	11,026	0	11,026	0
Foreign currency swap agreements:
Assets	3,638	3,638	0	3,638	0
Liabilities	4,732	4,732	0	4,732	0
Interest rate swap agreements:
Assets	4,660	4,660	0	4,660	0
Liabilities	1,672	1,672	0	1,672	0

*	The fair value of investment securities of ¥207,890 million was not estimated, as it was not practical.

Input level of fair value measurement

If active market prices are available, fair value measurement is based on quoted active market prices and classified as Level 1. If active market prices are not available, fair value measurement is based on observable inputs other than quoted prices included within Level 1 and classified as Level 2. If market prices are not available and there are no observable inputs, then fair value is estimated by using valuation models including discounted cash flow methodologies, commonly used option-pricing models and broker quotes and classified as Level 3, as the valuation models and broker quotes are based on inputs that are unobservable in the market.

Estimation of fair value

The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

Cash and cash equivalents, restricted cash, time deposits and short-term debt—The carrying amounts recognized in the balance sheets were determined to be reasonable estimates of their fair values due to their short maturity.

Installment loans—The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. The carrying amounts of purchased loans were determined to be reasonable estimates of their fair values because the carrying amounts (net of allowance) are considered to properly reflect the recoverability and value of these loans. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Investment in securities—For trading securities and available-for-sale securities other than specified bonds issued by SPEs and certain other mortgage-backed and asset-backed securities, the estimated fair values, which are also the carrying amounts recorded in the balance sheets, were generally based on quoted market prices or quotations provided by dealers. As for the specified bonds issued by the SPEs and certain other mortgage-backed and asset-backed securities included in available-for-sale securities, the Company and its subsidiaries estimated the fair value by using valuation models including discounted cash flow methodologies and broker quotes (see Note 3). For held-to-maturity securities, the estimated fair values were based on quoted market prices. For certain investment funds included in other securities, the fair values are estimated based on net asset value per share. With regard to other securities other than the investment funds described above, the Company and its subsidiaries have not estimated the fair value, as it is not practicable to do so. Those other securities mainly consist of non-marketable equity securities and preferred capital shares. Because there were no quoted market prices for such other securities and each security has a different nature and characteristics, reasonable estimates of fair values could not be made without incurring excessive costs.

Deposits—The carrying amounts of demand deposits recognized in the consolidated balance sheets were determined to be reasonable estimates of their fair values. The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.

Long-term debt—The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium-and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that were currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates. Concerning above, if available, estimated fair values were based on quoted market prices or quotations provided by dealers.

Derivatives—For exchange-traded derivatives, fair value is based on quoted market prices. Fair value estimates for other derivatives generally reflect the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate are used when estimating the fair values for most of the Company’s and its subsidiaries’ derivatives.

18.	Commitments, Guarantees, and Contingent Liabilities

Commitments—The Company and its subsidiaries have commitments for the purchase of equipment to be leased, having a cost of ¥12,337 million and ¥11,835 million as of March 31, 2012 and December 31, 2012, respectively.

The minimum future rentals on non-cancelable operating leases are as follows:

	Millions of yen
	March 31, 2012	December 31, 2012
Within one year	¥3,653	¥3,852
More than one year	25,685	30,340

Total	¥29,338	¥34,192

The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥5,684 million and ¥5,767 million for the nine months ended December 31, 2011 and 2012, respectively, and ¥1,845 million and ¥1,968 million for the three months ended December 31, 2011 and 2012, respectively.

Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥401 million and ¥297 million for the nine months ended December 31, 2011 and 2012, respectively, and ¥116 million and ¥24 million for the three months ended December 31, 2011 and 2012, respectively. As of March 31, 2012 and December 31, 2012, the amounts due are as follows:

	Millions of yen
	March 31, 2012	December 31, 2012
Within one year	¥157	¥324
More than one year	229	178

Total	¥386	¥502

The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to ¥79,224 million and ¥79,447 million as of March 31, 2012 and December 31, 2012, respectively.

The Company and its subsidiaries have agreements to commit to execute loans for customers, and to invest in funds, as long as the agreed-upon terms are met. The total unused credit and capital amount available is ¥97,235 million and ¥306,086 million as of March 31, 2012 and December 31, 2012, respectively.

Guarantees—The Company and its subsidiaries apply ASC 460-10 (“Guarantees”), and at the inception of a guarantee, recognize a liability in the consolidated balance sheets at fair value for the guarantee within the scope of ASC 460-10. The following table represents the summary of potential future payments, book value recorded as guarantee liabilities of the guarantee contracts outstanding and maturity of the longest guarantee contracts as of March 31, 2012 and December 31, 2012:

	March 31, 2012			December 31, 2012
	Millions of yen		Fiscal year	Millions of yen		Fiscal year
Guarantees	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract	Potential future payment	Book value of guarantee liabilities	Maturity of the longest contract
Corporate loans	¥360,436	¥1,577	2026	¥261,546	¥2,203	2026
Transferred loans	162,554	3,869	2043	180,304	3,856	2043
Consumer loans	0	0	—	70,845	8,200	2018
Housing loans	19,511	4,536	2051	18,842	5,167	2051
Other	1,991	7	2024	1,763	21	2024

Total	¥544,492	¥9,989	—	¥533,300	¥19,447	—

Guarantee of corporate loans: The Company and certain subsidiaries mainly guarantee corporate loans issued by financial institutions for customers. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed customers fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed customers’ assets. Once the Company and its subsidiaries assume the guaranteed customers’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets. In other cases, certain contracts that guarantee corporate loans issued by financial institutions for customers include contracts that the amounts of performance guarantee are limited to a range of guarantee commissions. As of March 31, 2012 and December 31, 2012, total notional amount of the loans subject to such guarantees are both ¥1,234,000 million respectively, and book value of guarantee liabilities which amount is included in the table above are ¥666 million and ¥696 million, respectively. The potential future payment amounts included in the table above for these guarantees are limited to the agreed range of the guarantee commissions, which are less than the total notional amounts of the loans subject to these guarantees.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees for the nine months ended December 31, 2012.

Guarantee of transferred loans: A subsidiary in the United States is authorized to underwrite, originate, fund, and service multi-family and seniors housing loans without prior approval from Federal National Mortgage Association (“Fannie Mae”) under Fannie Mae’s Delegated Underwriting and Servicing program. As part of this program, Fannie Mae provides a commitment to purchase the loans.

In return for the delegated authority, the subsidiary guarantees the performance of certain housing loans transferred to Fannie Mae and has the payment or performance risk of the guarantees to absorb some of the losses when losses arise from the transferred loans.

There have been no significant changes in the payment or performance risk of these guarantees for the nine months ended December 31, 2012.

Guarantee of consumer loans: A subsidiary guarantees consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally for more than a month.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees for the nine months ended December 31, 2012.

Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institutions to third party individuals. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by the real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries obtain a right to claim the collateral assets.

Payment or performance risk of the guarantees is considered based on the historical experience of credit events. There have been no significant changes in the payment or performance risk of the guarantees for the nine months ended December 31, 2012.

Other guarantees: Other guarantees include the guarantees to financial institutions and the guarantees derived from collection agency agreements. Pursuant to the contracts of the guarantees to financial institutions, a subsidiary pays to the financial institutions when customers of the financial institutions become debtors and default on the debts. Pursuant to the agreements of the guarantees derived from collection agency agreements, the Company and certain subsidiaries collect third parties’ debt and pay the uncovered amounts.

Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

Collateral—Other than the assets of the consolidated variable interest entities pledged as collateral for financing described in Note 7 (“Variable Interest Entities”), the Company and certain subsidiaries provide the following assets as collateral for the short-term and long-term debt payables to financial institutions as of March 31, 2012 and December 31, 2012:

	Millions of yen
	March 31, 2012	December 31, 2012
Minimum lease payments, loans and investment in operating leases	¥102,256	¥109,938
Investment in securities	82,602	87,653
Other operating assets	9,672	8,141
Other assets	2,122	4,857

Total	¥196,652	¥210,589

As of March 31, 2012 and December 31, 2012, investment in securities of ¥27,641 million and ¥29,908 million, respectively, were primarily pledged for collateral deposits.

Under loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies, the Company and certain subsidiaries are required to provide collateral against these debts at anytime if requested by the lenders. The Company and its subsidiaries did not receive any such requests from the lenders as of December 31, 2012.

19.	Segment Information

Financial information about the operating segments reported below is information that is separately available and evaluated regularly by the management in deciding how to allocate resources and in assessing performance.

From April 1, 2012, Accounting Standards Update 2010-26 (“Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts”—ASC 944 (“Financial Services—Insurance”)) is retrospectively applied to prior periods’ financial statements. Due to this change, the reclassified figures are shown for nine months ended December 31, 2011, three months ended December 31, 2011 and as of March 31, 2012.

        An overview of operations for each of the six segments follows below.

Corporate Financial Services	:	Lending, leasing and commission business for the sale of financial products.
Maintenance Leasing	:	Automobile leasing and rentals, car sharing, and precision measuring and IT-related equipment rentals and leasing.
Real Estate	:	Real estate development, rental and financing; facility operation; REIT asset management; and real estate investment advisory services.
Investment and Operation	:	Loan servicing, environment and energy-related business and principal investment.
Retail	:	Life insurance, banking business and card loan business.
Overseas Business	:	Leasing, lending, investment in bonds, investment banking, and ship- and aircraft-related operations.

        Financial information of the segments for the nine months ended December 31, 2011 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥53,523	¥175,455	¥148,511	¥56,679	¥116,969	¥133,286	¥684,423
Segment profits	14,749	27,117	(2,877)	17,810	13,580	39,308	109,687

Financial information of the segments for the nine months ended December 31, 2012 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥53,668	¥176,593	¥163,293	¥86,069	¥136,935	¥145,096	¥761,654
Segment profits	18,207	26,634	4,153	32,710	33,558	34,326	149,588

Financial information of the segments for the three months ended December 31, 2011 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥17,463	¥57,909	¥52,605	¥16,513	¥37,140	¥41,978	¥223,608
Segment profits	6,193	8,805	(6,331)	2,879	7,730	10,239	29,515

Financial information of the segments for the three months ended December 31, 2012 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
Segment revenues	¥17,533	¥59,190	¥55,249	¥36,841	¥47,995	¥51,809	¥268,617
Segment profits	6,454	8,862	1,170	16,302	9,911	11,666	54,365

Segment assets information as of March 31, 2012 and December 31, 2012 is as follows:

	Millions of yen
	Corporate Financial Services	Maintenance Leasing	Real Estate	Investment and Operation	Retail	Overseas Business	Total
March 31, 2012	¥898,776	¥537,782	¥1,369,220	¥471,145	¥1,738,454	¥986,762	¥6,002,139
December 31, 2012	885,067	595,785	1,211,166	402,385	1,934,870	1,144,020	6,173,293

Segment figures reported in these tables include operations classified as discontinued operations in the accompanying consolidated statements of income.

The accounting policies of the segments are almost the same as those described in Note 2 “Significant Accounting and Reporting Policies” except for the treatment of income tax expenses, net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests, discontinued operations and the consolidation of certain variable interest entities (VIEs). Most of selling, general and administrative expenses, including compensation costs that are directly related to the revenue generating activities of each segment, have been accumulated by and charged to each segment. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profits or losses. Net income attributable to the noncontrolling interests, net income attributable to the redeemable noncontrolling interests and discontinued operations, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities and certain foreign exchange gains or losses are excluded from the segment profits or losses and are regarded as corporate items.

Assets attributed to each segment are investment in direct financing leases, installment loans, investment in operating leases, investment in securities, other operating assets, inventories, advances for investment in operating leases (included in other assets), investment in affiliates and advances for investment in other operating assets (included in other assets). This has resulted in the depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.

For those VIEs that are used for securitization and are consolidated in accordance with ASC 810-10 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs.

Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.

The reconciliation of segment totals to consolidated financial statement amounts is as follows:

	Millions of yen
	Nine months ended December 31, 2011	Nine months ended December 31, 2012
Segment revenues:
Total revenues for segments	¥684,423	¥761,654
Revenues related to corporate assets	5,809	4,734
Revenues related to certain VIEs	32,097	24,787
Revenues from discontinued operations	(20,315)	(7,748)

Total consolidated revenues	¥702,014	¥783,427

Segment profits:
Total profits for segments	¥109,687	¥149,588
Corporate interest expenses, general and administrative expenses	(11,322)	(16,089)
Corporate other gain (losses)	(291)	(993)
Gain (losses) related to assets or liabilities of certain VIEs	1,677	1,629
Discontinued operations	(138)	(4,435)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	2,690	4,855

Total consolidated income before income taxes and discontinued operations	¥102,303	¥134,555

	Millions of yen
	Three months ended December 31, 2011	Three months ended December 31, 2012
Segment revenues:
Total revenues for segments	¥223,608	¥268,617
Revenues related to corporate assets	754	159
Revenues related to certain VIEs	10,872	7,189
Revenues from discontinued operations	(6,390)	(2,659)

Total consolidated revenues	¥228,844	¥273,306

Segment profits:
Total profits for segments	¥29,515	¥54,365
Corporate interest expenses, general and administrative expenses	(4,150)	(5,690)
Corporate other gain (losses)	(1,453)	(2,091)
Gain (losses) related to assets or liabilities of certain VIEs	995	215
Discontinued operations	1,639	(1,670)
Net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests	584	1,481

Total consolidated income before income taxes and discontinued operations	¥27,130	¥46,610

	Millions of yen
	March 31, 2012	December 31, 2012
Segment assets:
Total assets for segments	¥6,002,139	¥6,173,293
Cash and cash equivalents, restricted cash and time deposits	934,257	782,379
Allowance for doubtful receivables on direct financing leases and probable loan losses	(136,588)	(112,649)
Other receivables	188,108	177,996
Other corporate assets	478,979	514,750
Assets of certain VIEs	865,935	706,032

Total consolidated assets	¥8,332,830	¥8,241,801

The following information represents geographical revenues and income before income taxes, which are attributed to geographic areas, based on the country location of the Company and its subsidiaries.

For the nine months ended December 31, 2011

	Millions of yen
	Japan	The Americas *2	Other *3	Difference between geographic total and consolidated amounts	Total
Total revenues	¥559,891	¥91,204	¥71,234	¥(20,315)	¥702,014
Income before income taxes	59,968	18,611	23,862	(138)	102,303
For the nine months ended December 31, 2012
	Millions of yen
	Japan	The Americas *2	Other *3	Difference between geographic total and consolidated amounts	Total
Total revenues	¥623,737	¥92,081	¥75,357	¥(7,748)	¥783,427
Income before income taxes	101,679	17,915	19,396	(4,435)	134,555

For the three months ended December 31, 2011

	Millions of yen
	Japan	The Americas *2	Other *3	Difference between geographic total and consolidated amounts	Total
Total revenues	¥182,934	¥32,038	¥20,262	¥(6,390)	¥228,844
Income before income taxes	13,577	5,451	6,463	1,639	27,130

For the three months ended December 31, 2012

	Millions of yen
	Japan	The Americas *2	Other *3	Difference between geographic total and consolidated amounts	Total
Total revenues	¥217,195	¥33,070	¥25,700	¥(2,659)	¥273,306
Income before income taxes	35,401	6,080	6,799	(1,670)	46,610

*Note:	1.	Results of discontinued operations are included in each amount attributed to each geographic area.
	2.	Mainly the United States
	3.	Mainly Asia, Europe, Oceania and the Middle East

ASC 280-10 (“Segment Reporting”) requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of types of business conducted include the required information.

No single customer accounted for 10% or more of the total revenues for the nine months and the three months ended December 31, 2011 and 2012.

20.	Subsequent Events

There are no material subsequent events.